

40-33

811-3881
Branch 22

Gidon M. Caine
Direct Tel: (650) 813-4854
Direct Fax: (650) 813-4848
gidon.caine@dechert.com

PIMCO ADVISORS FUND


SEC MAIL PROCESSING
RECEIVED
FEB 28 2005
WASH. D.C.
213
SECTION


05046700

February 25, 2005

VIA FEDERAL EXPRESS

BOSTON
BRUSSELS
CHARLOTTE
FRANKFURT
HARRISBURG
HARTFORD
LONDON
LUXEMBOURG
MUNICH
NEW YORK
NEWPORT BEACH
PALO ALTO
PARIS
PHILADELPHIA
PRINCETON
SAN FRANCISCO
WASHINGTON

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940, as amended

Dear Sir or Madam :

On behalf of Brent R. Harris, R. Wesley Burns, E. Philip Cannon, Vern O. Curtis, J. Michael Hagan and William J. Popejoy, enclosed is a copy of a Complaint and Summons filed by Charles Mutchka and Pauline Mutchka, on behalf of themselves and all other similarly situated investors, in the U.S. District Court for the Central District of California (Case Number SACV05-0034 JVS (ANx)). Also enclosed is a copy of the Stipulation and Order Extending Time to Respond to Complaint, the Notice of Entry of Order Extending Time to Respond to Complaint, the Certificate and Notice as to Interested Parties Pursuant to L.R. 7.1-1 and the relevant Proofs of Service by Mail filed by the Defendants in this matter. These pleadings are being filed pursuant to Section 33 of the Investment Company Act of 1940, as amended.

At the request of our individual clients, we are also making this filing on behalf of Pacific Investment Management Company (PIMCO).

If you have any questions regarding this filing, please contact me at (650) 813-4854.

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

Respectfully submitted,

Gidon M. Caine

PROCESSED
MAR 11 2005
THOMSON
FINANCIAL

GMC/kw

cc: Mohan V. Phansalkar, Esq. (with enclosures)
Robert A. Skinner, Esq. (with enclosures)

103016.1.PAL_17 2/25/05 11:29

Paul R. Kiesel, Esq. (CBN 119854)
William L. Larson, Esq. (CBN 119951)
Patrick DeBlase, Esq. (CBN 167138)
KIESEL, BOUCHER & LARSON, LLP
8648 Wilshire Boulevard
Beverly Hills, California 90211
Telephone: 310/854.4444
Facsimile: 310/854.0812

FILED
2005 JAN 10 PM 4:00
CLERK U.S. DISTRICT COURT
CENTRAL DIST. OF CALIF.
LOS ANGELES
BY

Attorneys for Plaintiffs,
CHARLES MUTCHKA and
PAULINE MUTCHKA, on Behalf of
Themselves and All Others Similarly
Situated

UNITED STATES DISTRICT COURT

CENTRAL DISTRICT OF CALIFORNIA, WESTERN DIVISION

CHARLES MUTCHKA and PAULINE MUTCHKA, on Behalf of Themselves and All Others Similarly Situated,

Plaintiffs,

v.

BRENT R. HARRIS, R. WESLEY BURNS, DAVID C. FLATTUM, E. PHILIP CANNON VERN O. CURTIS, J. MICHAEL HAGAN, WILLIAM J. POPEJOY, DONALD P. CARTER, GARY A. CHILDRESS, THEODORE J. COBURN, W. BRYANT STOOKS, GERALD M. THORNE, PACIFIC INVESTMENT MANAGEMENT COMPANY (PIMCO), PA FUND MANAGEMENT LLC, NFJ INVESTMENT GROUP LP, NICHOLAS-APPLEGATE CAPITAL MANAGEMENT LLC, CADENCE CAPITAL MANAGEMENT LLC, RCM CAPITAL MANAGEMENT LLC, and JOHN DOES NO. 1 through 100,

Defendants.

CASE NUMBER: SACV05 0034 JVS (ANx)

CLASS ACTION COMPLAINT FOR DAMAGES:

1. **Breach of Fiduciary Duty;**
2. **Negligence Against All Defendants;**
3. **Violation of Section 36(a) of the Investment Company Act;**
4. **Violation of Section 36(b) of the Investment Company Act; and,**
5. **Violation of Section 47(b) of the Investment Company Act.**

DEMAND FOR JURY TRIAL

INTRODUCTION

1. This is a national class action lawsuit on behalf of investors in open-ended mutual funds with equity securities holdings in the PIMCO Family of Funds (the "Funds") against the Defendant directors, investment advisors, and affiliates of the Funds alleging that the Defendants breached fiduciary duties and duties of care owed directly to the Plaintiffs and members of the Class, including duties arising under Sections 36(a), 36(b). and 47(b) of the Investment Company Act of 1940 (ICA), 15 U.S.C. § 80a *et seq.*, by failing to ensure that the Funds participated in securities class action settlements for which the Funds were eligible. Jackie Lefler and Paul E. Rollins file on their own behalf, as well as representatives of a Class of all persons who owned Funds at any time during the time period of January 10, 2001 to the present. Plaintiffs seek compensatory damages, disgorgement of the fees paid to the investment advisors, and punitive damages.

2. Over 90 million Americans entrust their savings to the directors and advisors of mutual funds. Mutual funds are so attractive and popular because they purport to provide professional money management services to investors who otherwise would not be able to afford such services. Rather than select and monitor the securities that make up her portfolio, an investor pools her money with other investors in a mutual fund and entrusts complete control and dominion over her investments to the directors and advisors of the mutual fund. As a result of this relationship of special trust, directors and advisors of mutual funds owe a fiduciary duty directly to each individual investor in the fund and are required to act with the highest obligations of good faith, loyalty, fair dealing, due care, and candor.

3. "A mutual fund is a 'mere shell,' a pool of assets consisting mostly of portfolio securities that belong to the individual investors holding shares in the fund." *Tannenbaum v.*

01-10-2005 02:54pm From- T-123 P.033/053 F-131

Zeller, 552 F.2d 402, 405 (2d Cir. 1977). Each investor who pools his money with others in a mutual fund owns a proportionate share of the total assets of the mutual fund. The value of each investor's portion of those pooled assets is determined by taking the market value of all of the fund's portfolio securities, adding the value of any other fund assets, subtracting fund liabilities, and dividing the result by the number of shares outstanding. *United States v. Cartwright,* 411 U.S. 546, 548 (1973). This so-called "per share net asset value" (NAV) is computed daily so that any gain or loss in fund assets is immediately allocated to the individual investors as of that specific date. Accordingly, mutual funds are unlike conventional corporations in that any increase or decrease in fund assets is immediately passed on or allocated to the fund investors as of the date of the relevant recalculation of the NAV.

4. In the mid to late 1990s, the number of investor securities class action lawsuits against publicly traded companies alleging violations of the Securities Act of 1933 and the Securities Exchange Act of 1934 (collectively the "Securities Acts") exploded.[1] In the fall of 2001, suits brought pursuant to the Securities Acts became magnified by the popular press after the corporate scandals and misdeeds at Enron, WorldCom, Tyco, and Adelphia. When a recovery is achieved in a securities class action lawsuit, investors who owned shares in the company settling the lawsuit have the option to either: (1) opt-out of the class action and pursue their own remedy or (2) remain in the class and participate in the recovery achieved. The process by which a member of the class collects the money to which he is entitled is intentionally quite simple in order to encourage participation. A class member completes a short form called a Proof of Claim and submits it to the Claims Administrator. After the Claims

[1] There were 1,517 federal class action lawsuits brought under the Securities Acts between 1996 and 2003. *Securities Class Action Case Filings. 2003: A Year in Review.* *Cornerstone Research.*

Administrator receives all Proof of Claim forms, it dispersee money from the settlement fund to those persons and entities with valid claims.

5. Defendants serve in various capacities as mutual fund directors, advisors, and affiliates as will be identified herein. The Funds were putative members of dozens of class actions brought under the Securities Acts, by virtue of Funds owning the securities against which the suits were brought. However, upon information and belief that the allegations are likely to have evidentiary support and upon the representation that they will be withdrawn or corrected if reasonable opportunity for further investigation or discovery indicates insufficient evidentiary support (hereafter "upon information and belief"), Defendants failed to ensure that the Funds participated in (or opted out of) many of these class action settlements. As a result, because of Defendants' refusal to complete and submit a short form, monies contained in dozens of Settlement Funds, which rightfully belonged to the Funds' investors have gone unclaimed. Defendants' failure to protect the interests of Fund investors by recovering monies owed them is a breach of the fiduciary duty they each owe directly to Plaintiffs and members of the Class.

6. The class period begins January 10, 2001. On or before that date, the Defendants began the illegal conduct complained of herein. The Class consists of all persons who owned one of the Funds at any time between January 10, 2001 through January 10, 2005 and who suffered damages thereby.[2]

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[2] Because the full extent of Defendants' breaches of fiduciary duty have yet to be revealed or have subsequently stopped, the Class Period will be expanded forward to include the period of time between January 10, 2005 and the date of the cessation of the unlawful activities detailed herein.

JURISDICTION AND VENUE

7. This court has jurisdiction over the subject matter of this action pursuant to Section 36(b) and 44 of the Investment Company Act, 15 U.S.C. § 30a-35(b) & -43, and 28 U.S.C. § 1331(a). This Court has supplemental jurisdiction, pursuant to 28 U.S.C. § 1367(a), over the state law claims asserted herein because they arise out of a common nucleus of operative facts and are part of the same case or controversy as plaintiffs' federal claims.

8. Venue is proper in this District because the acts and omissions complained of herein occurred in this District and Parent Company Defendant was, at all relevant times, and still is, headquartered in Newport, California.

9. In connection with the acts and practices alleged herein, Defendants directly or indirectly used the instrumentalities of interstate commerce, including the mail systems, interstate telephone communications, and the facilities and instrumentalities of the national securities markets and national securities exchanges.

PARTIES

Plaintiffs.

10. A. Plaintiff Charles Mutchka resides in New Castle County, Delaware and at all relevant times owned one of the Funds.

B. Plaintiff Pauline Mutchka resides in New Castle County, Delaware and at all relevant times owned one of the Funds.

Defendants.

11. Defendant Pacific Investment Management Company ("PIMCO") is the ultimate parent of PA Fund Management LLC. Through its subsidiaries and divisions, PIMCO markets, sponsors, and provides investments advisory, distribution and administrative services to the

PIMCO Family of Funds, which consists of approximately 62 funds. PIMCO shall be referred to herein as the "Parent Company Defendant." PIMCO maintains its principal executive offices at 840 Newport Center Drive, Newport, California, 92660.

12. Brent R. Harris, R. Wesley Burns, David C. Flattum, E. Philip Cannon, Vern O. Curtis, J. Michael Hagan, William J. Popejoy, E. Philip Cannon, Donald F.Carter, Gary A. Childress, Theodore J. Coburn, W. Bryant Stooks, and Gerald M. Thorne are each members of the Board of Directors for the Funds. The Funds' Board of Directors oversee the management of the Funds. Collectively, these defendants shall be referred to as the "Director Defendants."

13. A. Defendant PA Fund Management LLC is a registered investment advisor and has the responsibility for the day-to-day management of the PIMCO Family of Funds. PA Fund Management has approximately $160 billion in assets under management in total. PA Fund Management is located at 1345 Avenue of the Americas, New York, New York, 10105.

B. Defendant NFJ Investment Group LP is a registered investment advisor and has the responsibility for the day-to-day management of the PIMCO Family of Funds. NFJ Investment Group LP is located at 2121 San Jacinto Street, #1840, Dallas, Texas 75201.

C. Defendant Nicholas-Applegate Capital Management LLC is a registered investment advisor and has the responsibility for the day-to-day management of the PIMCO Family of Funds. Nicholas-Applegate Capital Management LLC is located at 600 W. Broadway, San Diego, California, 92101-3357.

D. Defendant Cadence Capital Management LLC is a registered investment advisor and has the responsibility for the day-to-day management of the PIMCO Family of

Funds. Cadence Capital Management LLC is located at 265 Franklin Street, 11th Floor, Boston, Massachusetts, 02110-3113.

E. Defendant RCM Capital Management LLC is a registered investment advisor and has the responsibility for the day-to-day management of the PIMCO Family of Funds. RCM Capital Management LLC is located at Four Embarcadero Center, #2900, San Francisco, California, 94111-4189. Collectively, PA Fund Management LLC, NFJ Investment Group LP, Nicholas-Applegate Capital Management LLC, Cadence Capital Management LLC, and RCM Capital Management LLC shall be referred to as the "Advisor Defendants."

14. The true names and capacities of Defendants sued herein as John Does 1 through 100 are often active participants with the above-named Defendants in the widespread unlawful conduct alleged herein whose identities have yet to be ascertained. Such Defendants served as fiduciaries on behalf of fund investors. Plaintiffs will seek to amend this complaint to state the true names and capacities of said Defendants when they have been ascertained.

15. Collectively, all Defendants named above shall be referred to herein as "Defendants."

CLASS ACTION ALLEGATIONS

16. This action is brought by Plaintiffs as a class action, on their own behalf and on behalf of all others similarly situated, under the provisions of Rule 23 of the Federal Rules of Civil Procedure for compensatory and punitive damages, forfeiture of all commissions and fees paid by the Class, costs, and attorneys fees. Plaintiffs seek certification of this action as a class action on behalf of all persons owning one of the Funds at any time between January 10, 2001 through January 10, 2005, and who were damaged by the conduct alleged herein.

This case is properly brought as a class action under Rule 23 of the Federal Rules of Civil Procedure for the reasons set forth in the following paragraphs.

17. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of the Class members is unknown to Plaintiffs at this time and can only be ascertained through appropriate discovery, Plaintiffs believe that there are tens of thousands of members in the proposed Class. Record owners of the Funds during the relevant time period may be identified from records maintained by the Defendants and may be notified of the pendency of this action by mail, using a form of notice similar to that customarily used in securities class actions.

18. Plaintiffs' claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by Defendants' wrongful conduct that is complained of herein.

19. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

1) Whether Defendants owe the investors in the fund a fiduciary duty to submit Proof of Claim forms on behalf of the Funds in settled securities cases;

2) Whether Defendants owe the investors in the fund a duty of care to act in a reasonable manner to protect and maximize Fund Investors' investments by participating in settled securities class actions;

3) In which securities class action settlements the Funds were eligible to participate;

4) Whether Defendants submitted Proof of Claim forms (or opted out of the class action and pursued their own remedy) for those securities class action settlements in which Funds were eligible to participate;

5) To what extent the member of the Class have sustained damages and the proper measure of such damages.

20. The claims of the Plaintiffs, who are representatives of the Class herein, are typical of the claims of the Class in that the claims of all members of the Class, including the Plaintiffs, depend on a showing of the acts or omissions of the Defendants giving rise to the right of the Plaintiffs to the relief sought herein. There is no conflict between any individual named Plaintiff and other members of the Class with respect to this action, or with respect to the claims for relief set forth herein.

21. The named Plaintiffs are the representatives parties for the Class and are able to and will fairly and adequately protect the interests of the Class. The attorneys for the Plaintiffs are experienced and capable in civil litigation and class actions.

22. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action. A class action will redress the Defendants' wrongful conduct described herein.

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SUBSTANTIVE ALLEGATIONS

23. At all relevant times during the Class Period, the PIMCO Family of Funds held assets of approximately $160 billion. Approximately 42 of the 62 Funds have the stated investment objective of owning equity securities, varying among the funds as to the preferred market capitalization and market sector of the companies owned. As such, throughout the Class Period, the PIMCO Funds held billions of dollars of investments in equity security traded on the United States' stock exchanges.

24. During the Class Period, hundreds of securities class action cases were settled (the "Securities Class Actions"). Of the Securities Class Actions, the Funds were eligible to participate in the recovery in a significant number of the cases by virtue of their ownership of the securities during the requisite time period of each case. While not an exhaustive list, upon information and belief, the Funds owned shares and had valid claims in many, if not all, of the following securities class action cases:

Case Style	Class Period	Deadline to Submit Proof of Claim
In re Accelr8 Technology Corp. Securities Litigation	10/7/97 - 11/16/99	6/16/2003
In re Acrodyne Communications, Inc.	1/1/98 - 8/14/00	8/24/2001
Lewis v. Advanced Technical Products, Inc. et al.	4/22/98 - 4/28/00	2/1/2003
In re Allaire Corporation Securities Litigation	12/7/99 - 9/18/00	12/18/2003
In re Anicom, Inc. Securities Litigation	2/17/99 - 7/18/00	1/24/2003
In re Applied Digital Solutions Litigation	1/19/00 - 5/21/02	3/15/2004
In re ATI Technologies, Inc. Securities Litigation	1/13/00 - 5/24/00	5/26/2003
Bryant v. Avado Brands, Inc., et al. (Applesouth)	5/26/95 - 9/24/96	3/5/2003
In re Avant! Corporation Securities Litigation	6/6/95 - 12/6/95	7/19/2001
In re Bergen Brunswig Corp. Securities Litigation	3/16/99 - 10/14/99	8/13/2001
In re Brightpoint, Inc. Securities Litigation	1/29/99 - 1/31/02	8/29/2003

Sinay v. Boron LePore & Associates, Inc. et al.	5/5/98 - 2/4/99	7/17/2002
In re California Software Corporation Securities Litigation	2/9/00 - 8/6/00	3/26/2002
In re Campbell Soup Co. Securities Litigation	9/8/97 - 1/8/99	7/10/2003
Katz v. Carnival Corporation et al.	7/28/98 - 2/28/00	2/6/2004
In re CHS Electronics, Inc. Securities Litigation	8/7/97 - 5/13/99	3/31/2002
Deborah Anderton v. ClearOne Communications, Inc. et al.	4/17/01 - 1/15/03	4/8/2004
Sherma v. Cole National Corporation, et al.	1/31/98 - 5/16/03	10/28/2003
In re Commtouch Software LTD. Securities Litigation	4/19/00 - 2/13/01	9/3/2003
In re Conseco, Inc. Securities Litigation	4/28/99 - 4/14/00	11/30/2002
In re Covad Communications Group Securities Litigation	4/19/00 - 6/24/01	2/4/2003
In re Cutter & Buck Inc. Securities Litigation	6/1/00 - 8/12/02	1/12/2004
Graf v. CyberCare Inc. et al.	1/4/99 - 5/12/00	1/24/2003
Maley v. DelGlobal Technologies Corporation et al.	11/6/97 - 11/6/00	1/7/2002
In re Dollar General Corporation Securities Litigation	3/5/97 - 1/14/02	7/8/2002
In re DOV Pharmaceutical, Inc. Securities Litigation	4/25/02 - 12/20/02	6/16/2003
In re DPL, Inc. Securities Litigation	11/15/98 - 8/14/02	3/1/2004
In re DrKoop.Com, Inc. Securities Litigation	6/8/99 - 12/7/02	1/14/2002
In re ECI Telecom LTD Securities Litigation	5/12/00 - 2/14/01	1/14/2003
In re eConnect, Inc. Securities Litigation	11/18/99 - 3/13/00	10/12/2001
In re Mex. Corporation Securities Litigation	4/9/01 - 5/23/01	1/16/2004
In re Emulex Corporation Securities Litigation	1/18/01 - 2/9/01	10/27/2003
In re Engineering Animation Securities Litigation	2/19/98 - 10/1/99	6/1/2001
In re Envoy Corporation Securities Litigation	2/12/97 - 8/18/98	2/20/2004
In re Federal-Mogul Corp. Securities Litigation	10/22/98 - 5/25/00	1/9/2004
In re Fidelity Holdings, Inc. Securities Litigation	6/24/99 - 4/17/00	4/21/2003
In re Finova Group Inc. Securities Litigation	1/14/99 - 11/13/02	9/30/2002
In re Flir Systems, Inc. Securities Litigation	3/3/99 - 3/6/00	5/3/2001
In re FPA Medical Management, Inc. Securities Litigation	1/3/97 - 5/14/98	11/25/2003
In re Gateway, Inc. Securities Litigation	4/14/00 - 2/28/01	9/30/2002
In re Gliatech Inc. Securities Litigation	4/9/98 - 8/29/00	5/3/2003
Pirelli Armstrong et al. v. Hanover Compressor Co., et al.	5/4/99 - 12/23/02	3/12/2004

Warstadt et al. v. Hastings Entertainment, Inc., et al.	6/12/98 - 5/2/00	4/24/2003
White v. Heartland High-Yield Municipal Bond Fund, et al.	½/97 - 10/16/00	11/18/2002
In re HI/FN, Inc. Securities Litigation	7/26/99 - 11/7/99	9/20/2003
In re Homestore.com, Inc. Securities Litigation	1/1/00 - 12/21/01	12/5/2003
In re IBP, Inc. Securities Litigation	2/7/00 - 1/25/01	10/31/2003
Fogel v. Information Management Associates, Inc., et al.	8/12/99 - 11/18/99	1/17/2003
In re InaCom Corp. Securities Litigation	11/9/98 - 5/17/00	2/12/2003
In re Independent Energy Holdings PLC	2/14/00 - 9/8/00	12/3/2002
In re InterSpeed, Inc. Securities Litigation	9/24/99 - 10/6/00	8/10/2001
In re IXL Enterprises, Inc. Securities Litigation	11/30/99 - 9/1/2000	8/20/2003
Garza v. JD Edwards & Company et al.	1/22/98 - 12/3/98	5/6/2002
In re JDN Realty Corporation Securities Litigation	2/15/97 - 4/12/00	12/15/2001
Harold Ruttenberg, et al. (Just for Feet, Inc.)	4/12/99 - 11/3/99	11/13/2002
In re L90, Inc. Securities Litigation	4/28/00 - 5/9/03	5/18/2004
In re Landry's Seafood Restaurants, Inc. Sec. Litigation	12/19/97 - 9/18/98	7/19/2002
In re Legato Systems, Inc. Securities Litigation	4/22/99 - 5/17/00	9/30/2002
Molholt v. Loudcloud Inc., et al.	3/8/01 - 5/1/01	10/29/2003
In re Lucent Technologies Inc. Securities Litigation	10/26/99 - 12/21/00	3/31/2004
In re M&A West, Inc. Securities Litigation	10/4/99 - 12/28/00	3/4/2004
Dusek v. Mattel, Inc., et al.	2/2/99 - 10/1/99	10/23/2003
Haack v. Max Internet Communications, Inc., et al.	11/12/99 - 5/12/00	11/25/2002
In re Medi-Hut Co., Securities Litigation	11/7/99 - 8/19/03	7/2/2004
In re Medirisk, Inc. Securities Litigation	5/4/98 - 6/30/98	4/30/2004
In re MicroStrategy Inc. Securities Litigation	6/11/98 - 3/20/00	9/3/2001
In re Mitek Systems, Inc. Securities Litigation	12/27/99 - 9/29/00	4/8/2002
In re MP3.Com, Inc. Securities Litigation	1/13/00 - 9/7/00	8/9/2001
In re Mpower Communications Corp. Securities Litigation	2/4/00 - 9/7/00	8/29/2003
In re MSC Industrial Direct Co., Securities Litigation	1/11/99 - 8/5/02	4/30/2004
In re MTI Technology Corp. Securities Litigation, II	7/22/99 - 7/2/00	9/2/2003
In re Navigant Consulting, Inc. Securities Litigation	1/1/99 - 11/19/99	3/22/2001
In re NetEase.Com, Inc. Securities Litigation	7/3/00 - 8/31/01	6/13/2003

In re Netsolve Incorporated Securities Litigation	4/18/00 - 8/18/00	9/13/2002
In re Network Associates Inc. Securities Litigation	1/20/98 - 4/6/99	6/14/2002
In re Network Associates, Inc. II Securities Litigation	4/15/99 - 12/26/00	3/2/2004
New Era of Networks, Inc.	10/29/98 - 7/6/99	12/31/2001
Norman v. New Era Of Networks, Inc., et al.	10/18/00 - 1/5/01	8/12/2002
In re Newpower Holdings, Inc. Securities Litigation	10/5/00 - 12/5/01	4/7/2004
In re Nice Systems, Ltd. Securities Litigation	11/3/99 - 2/7/01	5/1/2003
In re Nike, Inc. Securities Litigation	6/29/00 - 2/26/01	3/10/2003
Stuart Markus, et al v. The Northface, Inc.	4/24/77 - 4/1/99	5/24/2001
In re Northpoint Communications Group, Inc. Sec. Litigation	8/8/00-11/29/00	2/11/2004
In re Nuance Communications, Inc.	1/31/01 - 3/15/01	12/15/2003
In re On-Point Technology Systems, Inc. Securities Litigation	5/19/97 - 4/7/00	8/21/2001
In re Onyx Software Corporation Securities Litigation	Pursuant to 2/2001 Offering	6/28/2004
In re Optical Cable Corporation Securities Litigation	6/14/00 - 9/26/01	11/1/2002
In re Oxford Health Plans, Inc. Securities Litigation	11/6/96 - 12/9/97	7/11/2003
In re Paradyne Networks, Inc. Securities Litigation	3/20/00 - 9/28/00	7/12/2004
In re Party City Corporation Securities Litigation	2/26/98 - 3/18/99	8/12/2003
In re P-COM, Inc. Securities Litigation	4/15/97 - 9/11/98	3/15/2002
In re Penn Treaty Schwab Corporation Sec. Litig.	7/23/00 - 3/29/01	2/23/2004
In re PeopleSoft, Inc. Securities Litigation	5/27/98 - 1/28/99	9/4/2001
In re Performance Technologies, Inc. Securities Litigation	2/2/00 - 5/19/00	7/18/2003
In re PhyCor Corporation Securities Litigation	4/22/97 - 9/22/98	8/5/2002
In re Pilot Network Services, Inc. Securities Litigation	8/11/98 - 10/17/00	5/2/2002
In re PSS World Medical, Inc. Securities Litigation	10/26/99 - 10/3/00	5/14/2004
In re Reliance Securities Litigation	3/14/95 - 11/14/97	3/23/2002
In re Rent-Way Securities Litigation	12/10/98 - 10/27/00	11/23/2003
In re Rite Aid Corporation Securities Litigation	5/2/97 - 11/10/99	6/30/2003
In re Robotic Vision Systems, Inc. Securities Litigation	1/27/00 - 5/15/01	8/11/2003
Paul Ruble v. Rural / Metro Corporation et al.	4/24/97 - 6/11/98	12/15/2003
Stanley v. Safeskin Corporation, et al.	2/18/98 - 3/11/99	4/28/2003
In re Sagent Technology Inc. Securities Litigation	10/21/99 - 4/18/00	5/27/2003

In re SCB Computer Technology, Inc. Securities Litigation	11/19/97 - 4/14/00	3/20/2002
Lone Star et al. v. Schlotzsky's Inc., et al.	9/24/1997	5/23/2002
In re Select Comfort Corporation Securities Litigation	12/3/98 - 6/7/99	4/30/2003
In re Sensormatic Electronics Corp. Securities Litigation	8/8/00 - 4/26/01	11/14/2003
Steinbeck v. Sonic Innovations, Inc. et al.	5/2/00 - 10/24/00	6/21/2004
Klein v. Southwest Gas Corporation, et al.	12/14/98 - 1/21/00	11/5/2001
In re Starnet Communications Int'l, Inc. Sec. Litigation	3/11/99 - 8/20/99	9/20/2002
In re Steven Madden Ltd. Securities Litigation	6/21/97 - 6/20/00	6/18/2004
In re Supervalu, Inc. Securities Litigation	7/19/99 - 7/25/02	8/2/2004
In re Sykes Enterprises, Inc. Securities Litigation	7/27/98 - 9/18/00	4/9/2003
In re Synsorb BioTech, Inc. Securities Litigation	4/4/01 - 12/10/01	1/10/2004
In re Take Two Interactive Software, Inc. Securities Litigation	2/24/00 - 12/17/01	1/2/2003
In re Team Communications Group, Inc. Securities Litigation	11/19/99 - 3/16/01	8/22/2002
In re Telxon Corporation Securities Litigation	5/21/96 - 2/23/99	6/11/2004
Spiegel v. Tenfold Corporation, et al.	5/21/99 - 4/12/01	1/9/2003
In re THG, Inc. Securities Litigation	10/26/99 - 5/24/00	6/30/2003
In re Turnstone Systems, Inc. Securities Litigation	Pursuant to 9/2/00	10/31/2003
In re Tut Systems, Inc. Securities Litigation	7/20/00 - 1/31/01	6/21/2004
In re UniStar Financial Service Corp. Securities Litigation	10/15/98 - 7/20/99	8/17/2001
In re US Franchise Systems, Inc. Securities Litigation	5/6/99 - 10/29/99	6/5/2002
In re US Interactive, Inc. Securities Litigation	2/10/00 - 11/8/00	12/2/2003
O'Neal Trust v. VanStar Corporation, et al.	3/11/96 - 3/14/97	11/26/2001
Rasner v. Vari-L Company, Inc. et al.	12/17/97 - 7/6/00	5/5/2003
Helwig v. Vencor, Inc. et al.	2/10/97 - 10/21/97	6/14/2002
In re Versata, Inc. Securities Litigation	3/2/00 - 4/30/01	3/17/2003
In re Vesta Insurance Group, Inc. Securities Litigation	6/2/95 - 6/28/98	10/17/2002
In re Vision America, Inc. Securities Litigation	11/5/98 - 3/24/00	7/30/2002
In re Vision America, Inc. Securities Litigation	4/24/99 - 3/24/00	10/8/2003
In re The Warnaco Group, Inc. Securities Litigation	9/17/97 - 7/19/00	3/5/2004
In re Waste Management Inc. Securities Litigation	6/11/99 - 11/9/99	7/15/2002
In re Westell Technologies, Inc. Securities Litigation	6/27/00 - 11/16/00	8/31/2003
In re Ziff Davis Inc. Securities Litigation	4/29/98 - 11/8/98	4/5/2002

25. If the Defendants had submitted Proof of Claim forms on behalf of the Funds in these cases and all others to which the Funds had valid claims, the settlement funds would have increased the total assets held by the Funds, and such increase would have been allocated immediately to the then-current Investors upon the recalculation of the Net Asset Value (NAV).

26. However, upon information and belief, the Defendants failed to submit Proof of Claim forms in these cases and thereby forfeited Plaintiffs' rightful share of the recover obtained in the securities class actions.

27. By virtue of their position as investment advisors to the Funds with complete control of Plaintiffs' investments, the Investment Advisor Defendants (and any sub-advisors and affiliates) directly owed Plaintiffs and other fund investors a fiduciary duty to act in their best interests. *See McLachlan v. Simon*, 31 F.Supp.2d 731, 737 (N.D. Cal. 1998). Likewise, Directors of mutual funds owe a fiduciary duty directly to the person who invests in the Funds. *See id.*

28. Plaintiffs entrusted Defendants to fulfill their fiduciary duties and not knowingly to refuse to recover money rightfully belonging to the Fund investors at the time of settlement disbursement. As the Fund investors' fiduciary, only Defendants were able to submit the necessary Proof of Claim forms to recover the share of the settlements allocated to the Fund and Fund investors in the securities class action suits. Plaintiffs did not receive notice of the proposed settlements nor did they have the option of submitting a Proof of Claim form in their individual capacities as individual investors. Plaintiffs and member of the Class trusted Defendants to carry out this simple task on their behalf, and, on information and belief, Defendants failed to do so. By failing to submit Proof of Claim forms, Defendants breached

the fiduciary duty and standard of care that they owed directly to Plaintiffs and members of the Class.

Standing.

29. The Funds were all created and sponsored by the Parent Company Defendant. The day-to-day operations of the Funds are managed by the same Investment Advisor or a sub-advisor who reports to the Advisor. The Funds have the same directors who meet for all the funds at once. All of the contracts for all of the Funds are identical for the purposes of this action. The Funds share many expenses between and among one another. The same policy or custom related to participation in securities class action settlements applies to all the Funds. Plaintiffs therefore bring this action on behalf of all the Funds.

COUNT I
BREACH OF FIDUCIARY DUTY

30. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

31. All of the Defendants owed fiduciary duties directly to Plaintiffs and members of the Class and were required to act with the highest obligations of good faith, loyalty, fair dealing, due care, and candor.

32. As set forth above, on information and belief, the Defendants breached the fiduciary duties they owed directly to Plaintiffs and members of the Class by failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors. Plaintiffs and members of the class have been injured as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

33. Because the Defendants breached their fiduciary duties owed directly to Plaintiffs and members of the Class, Plaintiffs are entitled to compensatory damages, and Defendants must forfeit all fees and commission they received from Plaintiffs and members of the Class. *See J.C. Peacock, Inc. v. Hasko,* 196 Cal.App.2d 353, 358 (1961) (*quoting* the RESTATEMENT (SECOND) AGENCY § 469 (1958) ("An agent is entitled to no compensation for conduct which is disobedient or which is a breach of his duty or loyalty; if such conduct constitutes a willful and deliberate breach of his contract of services, he is not entitled to compensation even for properly performed services for which no compensation is apportioned").

34. Because the Defendants acted with reckless and willful disregard for the rights of Plaintiffs and members of the Class, the Defendants are liable for punitive damages in an amount to be determined by the jury.

COUNT II
NEGLIGENCE AGAINST ALL DEFENDANTS

35. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

36. Defendants owed a duty of care directly to Plaintiffs and members of the Class to act in a reasonable manner and to protect and maximize each individual's investments in the Funds. By failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions, on information and belief, Defendants did not conform to the duty they owed. As a direct and proximate result, Plaintiffs and members of the Class have been damaged by millions of dollars.

COUNT III
VIOLATION OF SECTION 36(B) OF THE INVESTMENT COMPANY ACT

37. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

38. Under Section 36(a) of the ICA, all of the Defendants are deemed to have a fiduciary duty to the Plaintiffs and all members of the Class.

39. On information and belief, all Defendants breached their fiduciary duty arising under Section 36(a) of the ICA by failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors and which would have been immediately allocated to investors through the recalculation of the Net Asset Value.

40. Plaintiffs and members of the Class have been injured as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

COUNT IV
VIOLATION OF SECTION 36(b) OF THE INVESTMENT COMPANY ACT
(AGAINST ADVISOR DEFENDANTS AND PARENT COMPANY DEFENDANT)

41. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

42. Under Section 36(b) of the ICA, the Advisor Defendants, the Parent Company Defendant, and other affiliates of the Advisor Defendants are deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, paid by the Fund and Fund investors.

43. The Advisor Defendants, the Parent Company, and other affiliates, upon information and belief, breached their fiduciary duty arising under Section 36(b) of the ICA by failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors and which would

1 have been immediately allocated to the Individual investors through the recalculation of the
2 NAV.
3
4 44. Plaintiffs and members of the Class have been injured as a direct, proximate,
5 and foreseeable result of such breach on the part of the Defendants and have suffered
6 substantial damages.
7
COUNT V
8 ## VIOLATION OF SECTION 47(b) OF THE INVESTMENT COMPANY ACT
(AGAINST ADVISOR DEFENDANTS AND PARENT COMPANY DEFENDANT)
9
10 45. Plaintiffs repeat and re-allege each of the preceding allegations as though fully
11 set forth herein.
12 46. Pursuant to Section 47(b) of the ICA, 15 U.S.C. 80a-46(b), any contract made
13 in violation, or performance of which results in violation, of the ICA is declared unenforceable.
14 47. For reasons alleged herein, the Agreements between the Advisor Defendants
15 (and the Parent Company and other Affiliates) and the Funds were performed, on information
16 and belief, in violation of the Investment Company Act and are therefore unenforceable.
17
18 48. Under Section 47(b) of the ICA, 15 U.S.C. 80a-46(b), the advisory agreements
19 may be voided, and the Advisor Defendants, the Parent Company Defendant, and other
20 affiliates are liable to return to the Funds and Fund investors all of the fees and consideration
21 of any kind paid to them during the time period that the violations occurred.
22 49. Plaintiffs demand a jury trial.
23
WHEREFORE, Plaintiffs demand judgment against Defendants as follows:
24
25 (a) Recognizing, approving and certifying the Class as specified herein.
26 (b) In favor of the Class for compensatory and punitive damages, forfeiture of all
27 commissions and fees paid by the Class, plus the costs of this action together with
28 reasonable attorneys fees.

(c) For such other and further relief as this Court deems just.

Dated: January 10, 2005



Paul R. Kiesel, Esq. (CBN 119854)
William L. Larson, Esq. (CBN 110951)
Patrick DeBlase, Esq. (CBN 167138)
KIESEL, BOUCHER & LARSON, LLP
8648 Wilshire Boulevard
Beverly Hills, California 90211
Telephone: 310/854.4444
Facsimile: 310/854.0812

Randall K. Pulliam, Esq.
BARON & BUDD, P.C.
3102 Oak Lawn Ave.
Suite 1100
Dallas, Texas 75219-4281
Telephone: 214/521.3605
Facsimile: 214/520.1181

J. Allen Carney, Esq.
Hank Bates, Esq.
CAULEY BOWMAN CARNEY & WILLIAMS, LLP
11311 Arcade Dr.
Suite 200
Little Rock, Arkansas 72212
Telephone: 501/312.8500
Facsimile: 501/312.8505

COPY

NAME, ADDRESS & TELEPHONE NUMBER OF ATTORNEY(S) FOR, OR PLAINTIFF OR DEFENDANT IF PLAINTIFF OR DEFENDANT IS PRO PER

Paul R. Kiesel, Esq.
KIESEL, BOUCHER & LARSON LLP
8648 Wilshire Boulevard
Beverly Hills, California 90211-2910
Telephone: 310/854.4444
Facsimile: 310/854.0812

ATTORNEYS FOR: Plaintiffs

FILED

2005 JAN 10 PM 4:01

CLERK U.S. DISTRICT COURT
CENTRAL DIST. OF CALIF.
LOS ANGELES

UNITED STATES DISTRICT COURT
CENTRAL DISTRICT OF CALIFORNIA

CHARLES MUTCHKA and PAULINE MUTCHKA, on Behalf of Themselves and All Others Similarly Situated

Plaintiff(s),

v.

BRENT R. HARRIS, R. WESLEY BURNS, DAVID C. FLATTUM, E. PHILIP CANNON, VERN O. CURTIS, J. MICHAEL HAGAN, WILLIAM J. POPEJOY, DONALD P.CARTER, GARY A. CHILDRESS, THEODORE J. COBURN, W. BRYANT STOOKS, GERALD M. THORNE, PACIFIC INVESTMENT MANAGEMENT COMPANY (PIMCO), PA FUND MANAGEMENT LLC, NFJ INVESTMENT GROUP LP, NICHOLAS-APPLEGATE CAPITAL MANAGEMENT LLC, CADENCE CAPITAL MANAGEMENT LLC, RCM CAPITAL MANAGEMENT LLC, and JOHN DOES NO. 1 through 100,

Defendant(s)

CASE NUMBER

SACV05 0034 JVS(ANx)

CERTIFICATION AND NOTICE OF INTERESTED PARTIES
(Local Rule 7.1-1)

TO: THE COURT AND ALL PARTIES APPEARING OF RECORD:

The undersigned, counsel of record for Plaintiffs (or party appearing in pro per), certifies that the following listed party (or parties) has (have) a direct, pecuniary interest in the outcome of this case. These representations are made to enable the Court to evaluate possible disqualification or recusal. (Use additional sheet if necessary.)

PARTY | CONNECTION

(List the names of all such parties and identify their connection and interest.)

Plaintiffs: CHARLES MUTCHKA and PAULINE MUTCHKA

Defendants: BRENT R. HARRIS, R. WESLEY BURNS, DAVID C. FLATTUM, E. PHILIP CANNON, VERN O. CURTIS, J. MICHAEL HAGAN, WILLIAM J. POPEJOY, DONALD P.CARTER, GARY A. CHILDRESS, THEODORE J. COBURN, W. BRYANT STOOKS, GERALD M. THORNE, PACIFIC INVESTMENT MANAGEMENT COMPANY (PIMCO), PA FUND MANAGEMENT LLC, NFJ INVESTMENT GROUP LP, NICHOLAS-APPLEGATE CAPITAL MANAGEMENT LLC, CADENCE CAPITAL MANAGEMENT LLC; RCM CAPITAL MANAGEMENT LLC

1-10-05
Date

[signature]
Sign

Plaintiffs
Attorney of record for or party appearing in pro per

UNITED STATES DISTRICT COURT
CENTRAL DISTRICT OF CALIFORNIA

NOTICE OF ASSIGNMENT TO UNITED STATES MAGISTRATE JUDGE FOR DISCOVERY

Pursuant to the Local Rules Governing Duties of Magistrate Judges, the following Magistrate Judge has been designated to hear discovery motions for this case at the discretion of the assigned District Judge:

(ANx)

- [ ] Paul L. Abrams
- [ ] Robert N. Block
- [ ] Rosalyn M. Chapman
- [ ] Charles Eick
- [ ] Paul Game
- [ ] Marc Goldman
- [ ] Stephen J. Hillman
- [ ] Jeffrey W. Johnson
- [ ] Victor B. Kenton
- [ ] Stephen G. Larson
- [ ] Jennifer T. Lum
- [ ] James W. McMahon
- [ ] Margaret A. Nagle
- [X] Arthur Nakazato
- [ ] Fernando M. Olguin
- [ ] Suzanne H. Segal
- [ ] Carolyn Turchin
- [ ] Patrick J. Walsh
- [ ] A. J. Wistrich
- [ ] Carla Woehrle
- [ ] Ralph Zarefsky

Upon the filing of a discovery motion, the motion will be presented to the United States District Judge for consideration and may thereafter be referred to the Magistrate Judge for hearing and determination. The Magistrate Judge's initials should be used on all documents filed with the Court so that the case number reads as follows:

SACV05- 34 JVS (ANx)

NOTICE TO COUNSEL

A copy of this notice must be served with the summons and complaint on all defendants (if a removal action is filed, a copy of this notice must be served on all plaintiffs).

Subsequent documents must be filed at the following location:

[ ] Western Division
312 N. Spring St., Rm. G-8
Los Angeles, CA 90012

[X] Southern Division
411 West Fourth St., Rm. 1-053
Santa Ana, CA 92701-4516

[ ] Eastern Division
3470 Twelfth St., Rm. 134
Riverside, CA 92501

Failure to file at the proper location will result in your documents being returned to you.

→ Court Reporters Office

Ordering Transcripts

District court civil and criminal transcripts may be ordered by making financial arrangements with the individual court reporters. To identify which reporter to contact for a specific in-court matter before April 2002, please refer to the appropriate docket entry on the civil or criminal docket sheet which is now electronically available on PACER. For specific in-court matters after April 2002, the court reporter assignment schedule is now on the website. Go to Court Reporter Schedule then view all and select the date you need to check. Transcript orders from magistrate judge courts should be placed with the magistrate judges' courtroom deputy clerk. Please refer to the website for the necessary telephone numbers, applicable fees, and identification of court reporter assignments. For information you can call 213-894-3015.

Ordering Realtime Connection

Realtime reporting connection should be requested in advance of the trial. Please contact the court reporter supervisor's office to request the realtime connection. There is a separate charge for the realtime connection. Please refer to the transcript rates to determine the cost. The only court reporters who may connect realtime and charge for it are federally certified realtime court reporters. Many reporters will provide the realtime connection if a daily transcript is being ordered. The attorney must bring his or her own laptop computer.

Ordering Dailies

A request for a daily transcript should be made as soon as possible before the trial begins. It is preferable that you notify the court reporter supervisor's office at least a week in advance of the trial start date in order to request a daily. The court reporter supervisor will assign the daily to one of the official court reporters who will then contact the attorney with the financial arrangements. The daily will not commence until the financial arrangements have been made. Please do not walk in to court on the first day of trial and request a daily transcript as reporters need time to prepare.

→ Touch Screen

A touch screen is available in the lobby of each Division. This device provides court addresses, hours, telephone numbers, a daily master calendar, and the weekly Post Indictment calendar.

UNITED STATES
DISTRICT COURT
CENTRAL DISTRICT
OF CALIFORNIA

WESTERN DIVISION
U.S. Courthouse
Clerk's Office, Room G-8
312 North Spring Street
Los Angeles, California 90012
(213) 894-1565
(213) 894-3535 (only until 4 p.m.)
(213) 894-2215 (emergency filing/information between 4 p.m. - 5 p.m.)

SOUTHERN DIVISION
Ronald Reagan Federal Building and Courthouse
Clerk's Office, Room 1-053
411 West 4th Street
Santa Ana, California 92701-4516
(714) 338-4750

EASTERN DIVISION
U.S. Courthouse
Clerk's Office, Room 134
3470 Twelfth Street
Riverside, California 92501
(951) ~~(909)~~ 328-4450

UNITED STATES DISTRICT COURT

CENTRAL DISTRICT OF CALIFORNIA


UNITED STATES DISTRICT COURT
CENTRAL DISTRICT OF CALIFORNIA

CLERK'S OFFICE SERVICES

FOR ATTORNEYS

AND THE GENERAL PUBLIC

September 2003

The United States District Court, Central District of California is one of the largest federal courts in the nation. The clerk's office has put this brochure together to provide a quick reference for attorneys and the general public regarding the services that are currently available. Feedback and suggestions as to how we might improve our service are always appreciated.

→ Web Site

Information about the district court may be obtained on-line. Users can gather information about attorney admissions and filing procedures; review master and daily calendars, requirements for court appearances, Local Rules, General Orders and recently issued and published opinions; obtain extensive attorney assistance information and available court services; download court forms, and keep apprised of recent innovations in the clerk's office. Visit the court's home page at www.cacd.uscourts.gov.

→ Office Hours

The clerk's office hours are 8:30 A.M. - 4:00 P.M., Monday-Friday, excluding court observed holidays. The drop-off box service has been discontinued. For after hour emergency filings, call the following telephone numbers: Western Division: (213) 894-2215. (213) 894-4220/4221 or after hours (213) 894-2485; Southern Division: (714) 338-4786; Eastern Division: (909) 328-4470.

→ WebPACER

The "Public Access to Court Electronic Records" (PACER) is a browser based electronic retrieval system that provides criminal and civil summaries and docket information using a computer terminal. PACER also provides access to scanned civil judgments, orders, and minute orders. The PACER service is available 24 hours a day, including weekends. To establish a PACER account, contact the PACER Service Center: (800) 676-6856.

→ Optical Scanning Program

Attorneys who enroll in the Optical Scanning Program are served with civil and criminal judgments, orders or other court-issued documents on cases in which they are counsel of record, by facsimile or Internet e-mail instead of by regular mail. Documents are electronically transmitted to attorneys, as well as other court-designated non-parties, within 24 hours of the docket entry. There is no charge for this service. To sign up, obtain an enrollment form from the court's website, any division of the clerk's office, or by calling (213) 894-5474. A one-time enrollment is all that is necessary in order to be registered in this program.

→ Records

All pending criminal, civil, magistrate, and MDL cases may be reviewed, at no charge, at the clerk's office. Case files and dockets may be viewed on the same day as requested unless the requested material is unavailable. Certain closed cases are located at the court's storage facility. These files will take several days to retrieve and are subject to a retrieval fee. To identify which clerk's office maintains the case file you wish to view, please refer to the prefix of the case number (two digits after the letters represent the filing year; for example, 03 is year 2003) as follows:

Western Division (Los Angeles)
CV 03-0000 - civil - CR 03-0000 - criminal
Southern Division (Santa Ana)
SACV 03-0000 - civil - SACR 03-0000 - criminal
Eastern Division (Riverside)
EDCV 03-0000 - civil - EDCR 03-0000 - criminal

Viewing hours are from 8:30 A.M. - 4:00 P.M., Monday-Friday, excluding federal holidays. There is a charge for copies, certifications, and exemplifications. For more information on closed or archived court records, call the appropriate division or visit the court's website. The telephone numbers are listed on the back page of this brochure.

→ Photocopy Service

Photocopy services are available from outside copy services at the Western and Southern Divisions. These copy services will provide public photocopies at a reduced rate within 8 business hours or less. In addition to cash, money orders, and cashier's checks, credit cards will also be accepted. For additional payment options, contact Uniscribe directly. Please note that exemplifications and certifications must still be obtained from the clerk's office. For more information, contact "Uniscribe."

- Western Division: (213) 253-9413
- Southern Division: (714) 543-8123

→ Interpreter Services

The interpreter services section of the clerk's office provides interpreters for all court proceedings instituted by the United States that require the use of a language other than English. The section also makes interpreter referrals in response to inquiries from law firms and the general public in cases where court-appointed interpreters are not indicated. For further information, please go to the court's home page at www.cacd.uscourts.gov, then click on "General Information," then on "Interpreters." You may also call (213) 894-4370 for additional details.

→ Attorney Work Room

For attorneys, a work room is located on the second floor of the Spring Street Courthouse, on the first floor of the Roybal Federal Building, and on the tenth floor of the Ronald Reagan Federal Building and U.S. Courthouse. The workrooms have Pentium personal computers with access to Westlaw, WordPerfect, and PACER; laser printers; storage lockers; copy machines; and individual conference rooms.

→ Evidence Presenters

The clerk's office has evidence presenters available for attorneys to use in court proceedings. This technology connects an overhead projector to monitors which display pictures for the judge, attorneys and the jury. There is no charge for using the equipment; however, due to the high demand for its use, the equipment is reserved on a first-come, first-served basis. For more information or to reserve the equipment, visit the court's website or contact the Space & Facilities Department (Western Division, Spring Street Courthouse and Roybal Federal Building) at (213)894-1400; Benjamin Medina (Southern Division) at (714)338-4785, or Steve Cohen at (714) 338-4764; Kiry K. Gray (Eastern Division) at (909)328-4450 or (909)328-4451.

→ Videoconferencing

Videoconferencing allows parties at off-site locations to appear at court hearings by way of two-way audio and visual monitors. The appropriate courtroom deputy clerk should be contacted as to whether use of this equipment in the courtroom is permitted for the specific hearing or trial. There are minimal telephone charges but no equipment charges for use of the unit. For more information or to reserve the equipment, visit the court's website or contact June Fors, the court's Judicial Liaison Officer, at (213) 894-0222.

UNITED STATE DISTRICT COURT
CENTRAL DISTRICT OF CALIFORNIA

NOTICE TO COUNSEL

The court has directed that the following rules be specifically called to your attention:

I. Continuing Obligation to Report Related Cases (Local Rule 83-1.3.3)
II. Service of Papers and Process (Local Rule 4)
III. Notice of Right to Consent to disposition of a Civil Case by a United States Magistrate Judge [28 U.S.C. §636 (c) and General Order 194-G].

I. CONTINUING OBLIGATION TO REPORT RELATED CASES

Parties are under the continuing obligation to promptly advise the Court whenever one or more civil actions or proceedings previously commenced and one or more currently filed appear to be related.

Local Rule 83-1.3.3 states: "It shall be the continuing duty of the attorney in any case promptly to bring to the attention of the Court, by the filing of a Notice of Related Case(s) pursuant to Local Rule 83-1.3, all facts which in the opinion of the attorney or party appear relevant to a determination whether such action and one or more pending actions should, under the criteria and procedures set forth in Local Rule 83-1.3, be heard by the same judge."

Local Rule 83-1.2.1. states: "It is not permissible to dismiss and thereafter refile an action for the purpose of obtaining a different judge."

Local Rule 83-1.2.2 provides: Whenever an action is dismissed before judgment and thereafter the same or essentially the same action is refiled, the latter action shall be assigned to the judge to whom the first action was assigned. It shall be the continuing duty of every attorney or party appearing in such a refiled action promptly to bring the prior action to the attention of the Clerk in the Civil Cover Sheet and by filing a Notice of Related Case(s) pursuant to Local Rule 83-1.3.

II. SERVICE OF PAPERS AND PROCESS

Local Rule 4-2 states: "Except as otherwise provided by order of Court, or when required by the treaties or statutes of the United States, process shall not be presented to a United States Marshal for Service." Service of process must be accomplished in accordance with Rule 4 of the Federal Rules of Civil Procedure or in any manner provided by State Law, when applicable. Service upon the United States, an officer or agency thereof, shall be served pursuant to the provisions of FRCP 4 (i). Service should be promptly made; unreasonable delay may result in dismissal of the action under Local Rule 41 and Rule 4(m) of the Federal Rules of Civil Procedure. Proof of service or a waiver of service of summons and complaint must be filed with the court.

III. NOTICE OF RIGHT TO CONSENT TO DISPOSITION OF A CIVIL CASE BY A UNITED STATES MAGISTRATE JUDGE

Pursuant to Local Rule 73-2, this notice must be served with the Summons or Waiver of Service of Summons and Complaint on all defendants.

In accordance with the provisions of 28 U.S.C. §636(c), you are hereby notified that the full-time United States Magistrate Judges of this District Court, in addition to their other duties, may, upon the consent of all parties to their civil case, conduct any and all proceedings in a civil case, including a jury or non-jury trial, and order the entry of a final judgment. Copies of appropriate consent forms for this purpose (Form number CV-11) are available from the Clerk of Court.

Since Magistrate Judges do not handle felony criminal trials, civil trial dates are not at risk of being preempted by a criminal trial, which normally has priority. Further, in some cases the Magistrate Judge may be able to assign an earlier trial date than a District Judge. There may be other advantages and disadvantages which you will want to consider.

Your decision to consent or not to consent to the disposition of your case by a United States Magistrate Judge is **entirely voluntary** and should be communicated solely to the clerk by submitting a joint form of consent or separate forms of consent, form CV-11. Please note that the United States District Court must approve the consent if it is not submitted at least thirty (30) days prior to the date of the Final Pretrial Conference. ALL parties must consent before the case may proceed before a United States Magistrate Judge.

With the exception noted below, the parties may consent to proceed before any Magistrate Judge whose name appears on a list maintained by the Clerk of those Magistrate Judges currently available for consent cases. A space is provided on the consent form for use by parties if they desire to consent to a Magistrate Judge from the list.

NOTE: In cases which already have been assigned to a Magistrate Judges pursuant to 28 U.S.C. §636(b)(1)(B) and these Local Rules, the parties may consent to proceed only before the assigned Magistrate Judge.

Any appeal from a judgment of the Magistrate Judge shall be taken to the United States Court of Appeals in the same manner as an appeal from any other judgment of the district court in accordance with 28 U.S.C. §636(c)(3).

CLERK, UNITED STATE DISTRICT COURT
CENTRAL DISTRICT OF CALIFORNIA

UNITED STATES DISTRICT COURT
CENTRAL DISTRICT OF CALIFORNIA

OPTICAL SCANNING ENROLLMENT/UPDATE FORM

PLEASE PRINT OR TYPE ALL INFORMATION WHEN COMPLETING THIS FORM

Name ____________________ Telephone Number ____________________

Firm Name ____________________

Address ____________________

California State Bar Number ____________ ☐ Out-of State Attorney ____________ Case Number (*Required for out-of-state attorneys*)

Area of Practice: ☐ Civil ☐ Criminal

☐ FIRST TIME ENROLLMENT

I consent and agree to receive copies of judgments, orders and other documents by electronic transmission at the *following e-mail address:* ____________________ and that I understand that service by electronic transmission constitutes notice of entry as required by F.R.Civ.P. 77(d) and F.R.Crim.P. 49 in lieu of service by mail. I further understand that I must notify the Court within twenty-four (24) hours when I have a change of name, firm association, address, or e-mail address to ensure proper service.

☐ UPDATE TO ENROLLMENT *(Complete this section if you previously enrolled in the Optical Scanning Program and wish to update that information ONLY.)*

☐ Update my email-address to: ____________________

☐ Change my enrollment from service of documents by FAX to service by e-mail at the following e-mail address*:

____

One of the following boxes must be checked if you are enrolling or updating your enrollment for CIVIL cases:

☐ I am enrolling or updating my enrollment for all my cases**.

☐ I am updating my enrollment for the following case number(s) (case numbers must include SA for Southern Division cases, ED for Eastern Division cases). (Attach separate sheet if necessary.) ____________________

____

____

A list of your civil cases may be obtained by querying your name in the CM PACER system.

Date: ____________________ Signature: ____________________

Mail or fax this completed form to:

United States District Court
Central District of California
312 North Spring Street, Room G-8
Los Angeles, California 90012
Attention: Attorney Admission Clerk
Facsimile: 213-894-2342

*Electronic transmission (e-mail) of documents is recommended due to its efficiency, which results in quicker receipt of judgments, orders and other documents. However, the e-mail address should be to a computer that is accessed on a daily basis due to the importance and timeliness of documents that are being transmitted from the Court. Prior to signing up to receive documents by Internet e-mail, contact your Internet Service Provider and office automation staff to determine whether there are limitations to the size of attachments that may be received. Documents are currently in TIFF format. **Effective March 1, 2004, documents will be delivered in PDF format instead of in TIFF format.**

**If you checked the box to enroll or update enrollment for all your cases, documents for cases you had when you were with a different firm or agency will be sent to your current e-mail address if you did <u>not</u> file a substitution of attorney or notice to be terminated from the case.

CIVIL JUDGMENTS, ORDERS & DOCUMENTS WILL BE SENT TO YOU ELECTRONICALLY FOR CASES INDICATED ON THIS FORM, AND IN SUBSEQUENT CASES FOR WHICH YOU APPEAR IN AFTER YOUR ENROLLMENT. CRIMINAL JUDGMENTS, ORDERS & DOCUMENTS ARE SENT IN <u>ALL</u> CASES FOR WHICH YOU ARE ATTORNEY OF RECORD.

UNITED STATES DISTRICT COURT
CENTRAL DISTRICT OF CALIFORNIA
CIVILITY AND PROFESSIONALISM GUIDELINES

Preamble

In its purest form, law is simply a societal mechanism for achieving justice. As officers of the court, judges and lawyers have a duty to use the law for this purpose, for the good of the people. Even though "justice" is a lofty goal, one which is not always reached, when an individual becomes a member of the legal profession, he or she is bound to strive towards this end.

Unfortunately, many do not perceive that achieving justice is the function of law in society today. Among members of the public and lawyers themselves, there is a growing sense that lawyers regard their livelihood as a business, rather than a profession. Viewed in this manner, the lawyer may define his or her ultimate goal as "winning" any given case, by whatever means possible, at any cost, with little sense of whether justice is being served. This attitude manifests itself in an array of obstinate discovery tactics, refusals to accommodate the reasonable requests of opposing counsel re: dates, times, and places; and other needless, time-consuming conflicts between and among adversaries. This type of behavior tends to increase costs of litigation and often leads to the denial of justice.

The Central District recognizes that, while the majority of lawyers do not behave in the above-described manner, in recent years there has been a discernible erosion of civility and professionalism in our courts. This disturbing trend may have severe consequences if we do not act to reverse its course. Incivil behavior does not constitute effective advocacy; rather, it serves to increase litigation costs and fails to advance the client's lawful interests. Perhaps just as importantly, this type of behavior causes the public to lose faith in the legal profession and its ability to benefit society. For these reasons, we find that civility and professionalism among advocates, between lawyer and client, and between bench and bar are essential to the administration of justice.

...there is a growing sense that lawyers regard their livelihood as a business, rather than a profession.

The following guidelines are designed to encourage us, the members of the bench and bar, to act towards each other, our clients, and the public with the dignity and civility that our profession demands. In formulating these guidelines, we have borrowed heavily from the efforts of others who have written similar codes for this same purpose. *The Los Angeles County Bar Association Litigation Guidelines*, guidelines issued by other county bar associations within the Central District, the *Standards for Professional Conduct within the Seventh Federal Judicial Circuit*, and the *Texas Lawyer's Creed* all provide excellent models for professional behavior in the law.

We expect that judges and lawyers will voluntarily adhere to these standards as part of a mutual commitment to the elevation of the level of practice in our courts. These guidelines shall not be used as a basis for litigation or for sanctions or penalties.

Nothing in these guidelines supersedes or modifies the existing Local Rules of the Central District, nor do they alter existing standards of conduct wherein lawyer negligence may be determined and/or examined.

I. Guidelines

A. Lawyers' Duties to Their Clients

1. We will practice our profession with a continuing awareness that our role is to advance the legitimate interests of our clients. We will endeavor to achieve our clients' lawful objectives in legal transactions and in litigation as quickly and economically as possible.

2. We will be loyal and committed to our clients' lawful objectives, but we will not permit that loyalty and commitment to interfere with our duty to provide objective and independent advice.

3. We will advise our clients that civility and courtesy are expected and are not a sign of weakness.

4. We will treat adverse parties and witnesses with fairness and due consideration. A client has no right to demand that we act in an abusive manner or indulge in any offensive conduct.

5. We will advise our clients that we will not pursue conduct that is intended primarily to harass or drain the financial resources of the opposing party.

6. We will advise our clients that we reserve the right to determine whether to grant accommodations to opposing counsel in all matters that do not adversely affect our clients' lawful objectives. Clients have no right to instruct us to refuse reasonable requests made by other counsel.

7. We will advise our clients regarding availability of mediation, arbitration, and other alternative meth-

Adopted on July 27, 1995

ods of resolving and settling disputes.

8. We will advise our clients of the contents of this creed when undertaking representation.

B. Lawyers' Duties to Other Counsel

1. Communications with Adversaries

a. We will adhere to all express promises and to agreements with other counsel, whether oral or in writing, and will adhere in good faith to all agreements implied by the circumstances or local customs.

b. When we reach an oral understanding on a proposed agreement or a stipulation and decide to commit it to writing, the drafter will endeavor in good faith to state the oral understanding accurately and completely. The drafter will provide the other counsel with the opportunity to review the writing. As drafts are exchanged between or among counsel, changes from prior drafts will be identified in the draft or otherwise explicitly brought to the attention of other counsel. We will not include in a draft matters to which there has been no agreement without explicitly advising other counsel in writing of the addition.

c. We will not write letters for the purpose of ascribing to opposing counsel a position he or she has not taken, or to create "a record" of events that have not occurred. Letters intended only to make a record should be used sparingly and only when thought to be necessary under all of the circumstances. Unless specifically permitted or invited by the court, letters between counsel should not be sent to judges.

2. Scheduling Issues

a. We will not use any form of discovery or discovery scheduling as a means of harassment.

b. We will consult other counsel regarding scheduling matters in a good faith effort to avoid scheduling conflicts.

c. We will endeavor to accommodate previously scheduled dates for hearings, depositions, meetings, conferences, vacations, seminars, or other functions that produce good faith calendar conflicts on the part of other counsel, where it is possible to do so without prejudicing the client's rights. If we have been given an accommodation because of a calendar conflict, we will notify those who have accommodated us as soon as the conflict has been removed.

d. We will notify other counsel and, if appropriate, the court or other persons, at the earliest possible time when hearings, depositions, meetings, or conferences are to be canceled or postponed. Early notice avoids unnecessary travel and expense of counsel and may enable the court to use the previously reserved time for other matters.

e. Unless time is of the essence, as a matter of courtesy we will grant first requests for reasonable extensions of time to respond to litigation deadlines. After a first extension, any additional requests for time will be considered by balancing the need for expedition against the deference one should ordinarily give to an opponent's schedule of personal and professional engagements, the reasonableness of the length of extension requested, the opponent's willingness to grant reciprocal extensions, the time actually needed for the task, and whether it is likely a court would grant the extension if asked to do so.

f. We will not request an extension of time solely for the purpose of unjustified delay or to obtain a tactical advantage.

g. We will not attach to extensions unfair and extraneous conditions. We may impose conditions for the purpose of preserving rights that an extension might jeopardize, or for seeking reciprocal scheduling concessions. We will not, by granting extensions, seek to preclude an opponent's substantive rights, such as his or her right to move against a complaint.

3. Service of Papers

a. We will not time the filing or service of motions or pleadings in any way that unfairly limits another party's opportunity to respond.

b. We will not serve papers sufficiently close to a court appearance so as to inhibit the ability of opposing counsel to prepare for that appearance or, where permitted by law, to respond to the papers.

c. We will not serve papers in order to take advantage of an opponent's known absence from the office or at a time or in a manner designed to inconvenience an adversary, such as late on a Friday afternoon or the day preceding a secular or religious holiday.

d. When it is likely that service by mail, even when allowed, will prejudice the opposing party, we will effect service personally or by facsimile transmission.

4. Depositions

a. We will take depositions only when actually needed to ascertain facts or information or to perpetuate testimony. We will not take depositions for the purpose of harassment or to increase litigation expense.

b. We will not engage in any conduct during a deposition that would be inappropriate in the presence of a judge.

c. During depositions we will ask only those questions we reasonably believe are necessary for the prosecution or defense of an action. We will not inquire into a deponent's personal affairs or question a deponent's integrity where such inquiry is irrelevant to the subject matter of the deposition. We will refrain from repetitive or argumentative questions or those asked solely for purposes of harassment.

d. When defending a deposition, we will limit objections to those that are well founded and necessary to protect our client's interests. We recognize that most objections are preserved and need be interposed only when the form of a question is defective or privileged information is sought.

e. When a question is pending, we will not, through objections or otherwise, coach the deponent or suggest answers.

f. We will not direct a deponent to refuse to answer questions unless they seek privileged information or are manifestly irrelevant or calculated to harass.

g. When we obtain documents pursuant to a deposition subpoena, we will make copies of the documents available to opposing counsel at his or her expense, even if the deposition is canceled or adjourned.

5. **Document Demands**

a. We will carefully craft document production requests so they are limited to those documents we reasonably believe are necessary for the prosecution or defense of an action. We will not design production requests to harass or embarrass a party or witness or to impose an undue burden or expense in responding.

b. We will respond to document requests in a timely and reasonable manner and not strain to interpret the request in an artificially restrictive manner to avoid disclosure of relevant and non-privileged documents.

c. We will withhold documents on the grounds of privilege only where it is appropriate to do so.

d. We will not produce documents in a disorganized or unintelligible manner, or in a way designed to hide or obscure the existence of particular documents.

e. We will not delay document production to prevent opposing counsel from inspecting documents prior to scheduled depositions or for any other tactical reason.

6. **Interrogatories**

a. We will carefully craft interrogatories so that they are limited to those matters we reasonably believe are necessary for the prosecution or defense of an action, and we will not design them to harass or place an undue burden or expense on a party.

b. We will respond to interrogatories in a timely and reasonable manner and will not strain to interpret them in an artificially restrictive manner to avoid disclosure of relevant and non-privileged information.

c. We will base our interrogatory objections on a good faith belief in their merit and not for the purpose of withholding or delaying the disclosure of relevant information. If an interrogatory is objectionable in part, we will answer the unobjectionable part.

7. **Settlement and Alternative Dispute Resolution**

a. Except where there are strong and overriding issues of principle, we will raise and explore the issue of settlement in every case as soon as enough is known about the case to make settlement discussion meaningful.

b. We will not falsely hold out the possibility of settlement as a means for adjourning discovery or delaying trial.

c. In every case, we will consider whether the client's interest could be adequately served and the controversy more expeditiously and economically disposed of by arbitration, mediation, or other forms of alternative dispute resolution.

8. **Written Submissions to a Court, Including Briefs, Memoranda, Affidavits, Declarations, and Proposed Orders.**

a. Before filing a motion with the court, we will engage in more than a mere *pro forma* discussion of its purpose in an effort to resolve the issue with opposing counsel.

b. We will not force our adversary to make a motion and then not oppose it.

c. In submitting briefs or memoranda of points and authorities to the court, we will not rely on facts that are not properly part of the record. We may present historical, economic, or sociological data, if such data appears in or is derived from generally available sources.

d. In civil actions, we will stipulate to relevant matters if they are undisputed and if no good faith advocacy basis exists for not stipulating.

e. Unless directly and necessarily in issue, we will not disparage the intelligence, morals, integrity, or personal behavior of our adversaries before the court, either in written submissions or oral presentations.

f. We will not, absent good cause, attribute bad motives or improper conduct to other counsel or bring the profession into disrepute by unfounded accusations of impropriety.

g. We will not move for court sanctions against opposing counsel without first conducting a reasonable investigation and unless fully justified by the circumstances and necessary to protect our client's lawful interests.

h. We will not cause any default or dismissal to be entered without first notifying opposing counsel, when we know his or her identity.

i. When a draft order is to be prepared by counsel to reflect a court ruling, we will draft an order that accurately and completely reflects the court's ruling. We will promptly prepare and submit a proposed order to other counsel and attempt to reconcile any differences before the draft order is presented to the court.

9. *Ex Parte* Communications With the Court

a. We will avoid *ex parte* communication on the substance of a pending case with a judge (or his or her law clerk) before whom such case is pending.

b. Even where applicable laws or rules permit an *ex parte* application or communication to the court, before making such an application or communication we will make diligent efforts to notify the opposing party or his or her attorney. We will make reasonable efforts to accommodate the schedule of such attorney, so that the opposing party may be represented on the application.

c. Where the rules permit an *ex parte* application or communication to the court in an emergency situation, we will make such an application or communication only where there is a *bona fide* emergency such that the lawyer's client will be seriously prejudiced by a failure to make the application or communication on regular notice.

C. Lawyers' Duties to the Court

1. We will speak and write civilly and respectfully in all communications with the court.

2. We will be punctual and prepared for all court appearances so that all hearings, conferences, and trials may commence on time; if delayed, we will notify the court and counsel, if possible.

3. We will be considerate of the time constraints and pressures on the court and court staff inherent in their efforts to administer justice.

4. We will not engage in any conduct that brings disorder or disruption to the courtroom. We will advise our clients and witnesses appearing in court of the proper conduct expected and required there and, to the best of our ability, prevent our clients and witnesses from creating disorder or disruption.

5. We will not write letters to the court in connection with a pending action, unless invited or permitted by the court.

6. Before dates for hearing or trials are set, or if that is not feasible, immediately after such date has been set, we will attempt to verify the availability of necessary participants and witnesses so we can promptly notify the court of any likely problems.

7. We will act and speak civilly to court marshals, court clerks, court reporters, secretaries, and law clerks with an awareness that they, too, are an integral part of the judicial system.

D. Judges' Duties to Others

1. We will be courteous, respectful, and civil to the attorneys, parties, and witnesses who appear before us. Furthermore, we will use our authority to ensure that all of the attorneys, parties, and witnesses appearing in our courtrooms conduct themselves in a civil manner.

2. We will do our best to ensure that court personnel act civilly toward attorneys, parties and witnesses.

3. We will not employ abusive, demeaning, or humiliating language in opinions or in written or oral communications with attorneys, parties, or witnesses.

4. We will be punctual in convening all hearings, meetings, and conferences.

5. We will make reasonable efforts to decide promptly all matters presented to us for decision.

6. While endeavoring to resolve disputes efficiently, we will be aware of the time constraints and pressures imposed on attorneys by the exigencies of litigation practice.

7. Above all, we will remember that the court is the servant of the people, and we will approach our duties in this fashion.

☆ U.S. GOVERNMENT PRINTING OFFICE: 2003 678-346

Paul R. Kiesel, Esq.
KIESEL, BOUCHER & LARSON LLP
8648 Wilshire Boulevard
Beverly Hills, California 90211-2910
Telephone: 310/854.4444
Facsimile: 310/854.0812

UNITED STATES DISTRICT COURT
CENTRAL DISTRICT OF CALIFORNIA

CHARLES MUTCHKA and PAULINE MUTCHKA, on Behalf of Themselves and All Others Similarly Situated, Plaintiffs, PLAINTIFF(S)	CASE NUMBER SACV05 0034 JVS (ANX)
v. BRENT R. HARRIS, R. WESLEY BURNS, DAVID C. FLATTUM, E. PHILIP CANNON, VERN O. CURTIS, J. MICHAEL HAGAN, WILLIAM J. POPEJOY, DONALD P. CASTOR, GARY A. CHILDRESS, THEODORE J. COBURN, W. BRYANT STOOKS, GERALD M. THORNE, PACIFIC INVESTMENT MANAGEMENT COMPANY (PIMCO), PA FUND MANAGEMENT LLC, NFJ INVESTMENT GROUP LP, NICHOLAS-APPLEGATE CAPITAL MANAGEMENT LLC, CADENCE CAPITAL MANAGEMENT LLC, RCM CAPITAL MANAGEMENT LLC, and JOHN DOES NO. 1 through 100, Defendants. DEFENDANT(S).	SUMMONS

TO: THE ABOVE-NAMED DEFENDANT(S):

YOU ARE HEREBY SUMMONED and required to file with this court and serve upon plaintiff's attorney Paul R. Kiesel, Esq. - Kiesel, Boucher & Larson, whose address is:

KIESEL, BOUCHER & LARSON, LLP
8648 Wilshire Boulevard
Beverly Hills, California 90211
Telephone: 310/854.4444
Facsimile: 310/854.0812

an answer to the ☒ complaint ☐ ________ amended complaint ☐ counterclaim ☐ cross-claim which is herewith served upon you within 20 days after service of this Summons upon you, exclusive of the day of service. If you fail to do so, judgement by default will be taken against you for the relief demanded in the complaint.

Clerk, U.S. District Court

Dated: JAN 10 2005

By: DENISE H. LAZO
Deputy Clerk

(Seal of the Court)

LODGED

Gidon M. Caine, State Bar No. 188110
Dechert LLP
975 Page Mill Road
Palo Alto, California 94304-1013
Telephone: 650.813.4800
Facsimile: 650.813.4848

Attorney for Defendants
BRENT R. HARRIS, R. WESLEY BURNS, E. PHILIP CANNON, VERN O. CURTIS, J. MICHAEL HAGAN, and WILLIAM J. POPEJOY

2005 FEB 10 PM 1:21
U.S. DISTRICT COURT
CENTRAL DIST. OF CALIF.
SANTA ANA
BY

FILED
CLERK, U.S. DISTRICT COURT
FEB 11 2005
CENTRAL DISTRICT OF CALIFORNIA
DEPUTY

UNITED STATES DISTRICT COURT

CENTRAL DISTRICT OF CALIFORNIA

SOUTHERN DIVISION -- SANTA ANA

CHARLES MUTCHKA and PAULINE MUTCHKA, on Behalf of Themselves and All Others Similarly Situated,

Plaintiffs,

v.

BRENT R. HARRIS, R. WESLEY BURNS, DAVID C. FLATTUM, E. PHILIP CANNON, VERN O. CURTIS, J. MICHAEL HAGAN, WILLIAM J. POPEJOY, DONALD P. CARTER, GARY A. CHILDRESS, THEODORE J. COBURN, W. BRYANT STOOKS, GERALD THORNE, PACIFIC INVESTMENT MANAGEMENT COMPANY (PIMCO), PA FUND MANAGEMENT LLC, NFJ INVESTMENT GROUP LP, NICHOLAS-APPLEGATE CAPITAL MANAGEMENT LLC, CADENCE CAPITAL MANAGEMENT LLC, RCM CAPITAL MANAGEMENT LLC, AND JOHN DOES NO. 1 through 100,

Defendants.

Case No. SACV05-0034 JVS (ANx)

STIPULATION AND [~~PROPOSED~~] ORDER EXTENDING TIME TO RESPOND TO COMPLAINT

BY FAX

STIPULATION

WHEREAS plaintiffs Charles Mutchka and Pauline Mutchka, on behalf of themselves and all others similarly situated ("Plaintiffs") filed this action on January 10, 2005, and represent that they have served it on the following defendants: Pacific Investment Management Company LLC (sued here as Pacific Investment Management Company (PIMCO)); PA Fund Management LLC, NFJ Investment Group LP; Nicholas-Applegate Capital Management LLC; Cadence Capital Management LLC; and RCM Capital Management LLC (collectively the "Corporate Defendants");

WHEREAS the following defendants have not been served: Brent R. Harris; R. Wesley Burns; David C. Flattum; E. Phillip Cannon; Vern O. Curtis; J. Michael Hagan; William J. Popejoy; Donald P. Carter; Gary A. Childress; Theodore J. Coburn; W. Bryant Stooks; and Gerald M. Thorne (collectively, the "Individual Defendants");

WHEREAS Defendants' counsel desires to perform a thorough investigation into the facts and issues surrounding the Complaint before filing the Defendants' response to the Complaint; and

WHEREAS there have been no previous extensions and the requested extension would have no effect on the current schedule for the case;

NOW THEREFORE, THE PARTIES, BY AND THROUGH THEIR UNDERSIGNED COUNSEL, HEREBY STIPULATE AND AGREE AS FOLLOWS:

///

///

///

///

///

///

1 Pursuant to Central District of California Civil Local Rules 7-1 and 8-3, the
2 Corporate Defendants shall be granted a 30 day extension, to March 9, 2005, to
3 answer or otherwise respond to the Complaint.

4 DATED: February 9, 2005 KIESEL, BOUCHER & LARSON, LLP



By: ______________________
Paul R. Kiesel (SBN 119854)
William L. Larson (SBN 119951)
Patrick DeBlase (SBN 167138)
8648 Wilshire Boulevard
Beverly Hills, California 90211-2910
Telephone: (310) 854-4444
Facsimile: (310) 854-0812

and

Randall K. Pulliam
BARON & BUDD, P.C.
3102 Oak Lawn Avenue, Suite 1100
Dallas, Texas 75219-4281
Telephone: (214) 521-3605
Facsimile: (214) 520-1181

and

J. Allen Carney
Hank Bates
CAULEY BOWMAN CARNEY & WILLIAMS, LLP
11131 Arcade Drive, Suite 200
Little Rock, Arkansas 72212
Telephone: (501) 312-8500
Facsimile: (501) 312-8505

Attorney for Plaintiffs
CHARLES MUTCHKA and PAULINE MUTCHKA, on Behalf of Themselves and All Others Similarly Situated

5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28

1 DATED: February 9, 2005

ROPES & GRAY LLP



By: ______________________

Robert A. Skinner
Petition for Admission *Pro Hac Vice*
To be filed
One International Place
Boston, Massachusetts 02110-2624
Telephone : (617) 951-7560
Facsimile: (617) 951-7050

Attorneys for Defendants
DAVID C. FLATTUM, DONALD P. CARTER, GARY A. CHILDRESS, THEODORE J. COBURN, W. BRYANT STOOKS, GERALD M. THORNE, PA FUND MANAGEMENT LLC, NFJ INVESTMENT GROUP LP, NICHOLAS-APPLEGATE CAPITAL MANAGEMENT LLC, CADENCE CAPITAL MANAGEMENT LLC, and RMC CAPITAL MANAGEMENT LLC

DATED: February ___, 2005

____

Mohan Vijay Phansalkar (SBN 131417)
840 Newport Center Drive
Suite 300
Newport Beach, California 92658-6430
Telephone: (949) 720-6180
Facsimile: (949) 720-4590

Attorney for Defendant
PACIFIC INVESTMENT MANAGEMENT COMPANY LLC, sued as PACIFIC INVESTMENT MANAGEMENT COMPANY (PIMCO)

1 DATED: February ___, 2005 ROPES & GRAY LLP
2
3 By: ______________________________
4 Robert A. Skinner
5 Petition for Admission *Pro Hac Vice*
To be filed
6 One International Place
7 Boston, Massachusetts 02110-2624
Telephone : (617) 951-7560
8 Facsimile: (617) 951-7050
9
Attorneys for Defendants
10 DAVID C. FLATTUM, DONALD P.
11 CARTER, GARY A. CHILDRESS,
THEODORE J. COBURN, W. BRYANT
12 STOOKS, GERALD M. THORNE, PA
13 FUND MANAGEMENT LLC, NFJ
INVESTMENT GROUP LP, NICHOLAS-
14 APPLEGATE CAPITAL MANAGEMENT
15 LLC, CADENCE CAPITAL
MANAGEMENT LLC, and RMC
16 CAPITAL MANAGEMENT LLC
17
18 DATED: February ___, 2005
19
20 Mohan V. Phansalkar
21 Mohan Vijay Phansalkar (SBN 131417)
840 Newport Center Drive
22 Suite 300
Newport Beach, California 92658-6430
23 Telephone: (949) 720-6180
Facsimile: (949) 720-4590
24
Attorney for Defendant
25 PACIFIC INVESTMENT MANAGEMENT
26 COMPANY LLC, sued as PACIFIC
INVESTMENT MANAGEMENT
27 COMPANY (PIMCO)
28

DATED: February 9, 2005

DECHERT LLP

By: [signature]
Gidon M. Caine

975 Page Mill Road
Palo Alto, California 94304-1013
Telephone: (650) 813-4854
Facsimile: (650) 813-4848

Attorneys for Defendants
BRENT R. HARRIS, R. WESLEY BURNS, E. PHILIP CANNON, VERN O. CURTIS, J. MICHAEL HAGAN, and WILLIAM J. POPEJOY

ORDER

IT IS SO ORDERED:

DATED: ________________, 2005

____
HON. JAMES V. SELNA

1 DATED: February 9, 2005 DECHERT LLP
2
3 By: [signature]
4 Gidon M. Caine
5 975 Page Mill Road
6 Palo Alto, California 94304-1013
Telephone: (650) 813-4854
7 Facsimile: (650) 813-4848
8
Attorneys for Defendants
9 BRENT R. HARRIS, R. WESLEY BURNS,
10 E. PHILIP CANNON, VERN O. CURTIS,
J. MICHAEL HAGAN, and WILLIAM J.
11 POPEJOY
12
13

ORDER

14
15 IT IS SO ORDERED:
16
17 DATED: 2/11, 2005

JAMES V. SELNA
18 ______________________
HON. JAMES V. SELNA
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Case Name: MUTCHKA V. HARRIS
Case No.: SACV05-0034 JVS (ANx)

PROOF OF SERVICE

The undersigned certifies and declares as follows

I am employed in the County of Santa Clara, State of California. I am over the age of 18 and not a party to the within action. My business address is 975 Page Mill Road, Palo Alto, California 94304.

On February 10, 2005, I served on interested parties in said action the within:

STIPULATION AND [PROPOSED] ORDER EXTENDING TIME TO RESPOND TO COMPLAINT

Attorneys:	Representing:
Paul R. Kiesel (SBN 119854) William L. Larson (SBN 119951) Patrick DeBlase (SBN 167138) 8648 Wilshire Boulevard Beverly Hills, California 90211-2910	Attorney for Plaintiffs CHARLES MUTCHKA and PAULINE MUTCHKA
Randall K. Pulliam BARON & BUDD, P.C. 3102 Oak Lawn Avenue, Suite 1100 Dallas, Texas 75219-4281	Attorney for Plaintiffs CHARLES MUTCHKA and PAULINE MUTCHKA
J. Allen Carney, Esq. Hank Bates, Esq. CAULEY BOWMAN CARNEY & WILLIAMS, LLP 11131 Arcade Drive, Suite 200 Little Rock, Arkansas 72212	Attorney for Plaintiffs CHARLES MUTCHKA and PAULINE MUTCHKA

Attorneys:	Representing:
Robert A. Skinner ROPES & GRAY Petition for Admission *Pro Hac Vice* To be filed One International Place Boston, Massachusetts 02110-2624	Attorneys for Defendants DAVID C. FLATTUM, DONALD P., CARTER, GARY A. CHILDRESS, THEODORE J. COBURN, W. BRYANT STOOKS, GERALD M. THORNE, PA FUND MANAGEMENT LLC, NFJ INVESTMENT GROUP LP, NICHOLAS APPLEGATE CAPITAL MANAGEMENT LLC, CADENCE CAPITAL MANAGEMENT LLC, and RMC CAPITAL MANAGEMENT LLC
Mohan Vijay Phansalkar, Esq. 840 Newport Center Drive, Suite 300 Newport Beach, California 92658-6430	Attorney for Defendant PACIFIC INVESTMENT MANAGEMENT COMPANY LLC, sued as PACIFIC INVESTMENT MANAGEMENT COMPANY (PIMCO)

[X] **By U.S. Mail, According to Normal Business Practices.** On the above date, at my place of business at the above address, I sealed the above document(s) in an envelope addressed to the above, and I placed that sealed envelope for collection and mailing following ordinary business practices, for deposit with the U.S. Postal Service. I am readily familiar with the business practice at my place of business for the collection and processing of correspondence for mailing with the U.S. Postal Service. Correspondence so collected and processed is deposited with the U.S. Postal Service the same day in the ordinary course of business, postage fully prepaid.

I certify and declare under the penalty of perjury that the foregoing is true and correct.

Executed on February 10, 2005, at Palo Alto, California.



KAREN J. WHIDBEE

Gidon M. Caine, State Bar No. 188110
Dechert LLP
975 Page Mill Road
Palo Alto, California 94304-1013
Telephone: 650.813.4800
Facsimile: 650.813.4848

Attorney for Defendants
BRENT R. HARRIS, R. WESLEY BURNS, E. PHILIP CANNON, VERN O. CURTIS, J. MICHAEL HAGAN, and WILLIAM J. POPEJOY

UNITED STATES DISTRICT COURT

CENTRAL DISTRICT OF CALIFORNIA

SOUTHERN DIVISION -- SANTA ANA

CHARLES MUTCHKA and PAULINE MUTCHKA, on Behalf of Themselves and All Others Similarly Situated,

Plaintiffs,

v.

BRENT R. HARRIS, R. WESLEY BURNS, DAVID C. FLATTUM, E. PHILIP CANNON, VERN O. CURTIS, J. MICHAEL HAGAN, WILLIAM J. POPEJOY, DONALD P. CARTER, GARY A. CHILDRESS, THEODORE J. COBURN, W. BRYANT STOOKS, GERALD THORNE, PACIFIC INVESTMENT MANAGEMENT COMPANY (PIMCO), PA FUND MANAGEMENT LLC, NFJ INVESTMENT GROUP LP, NICHOLAS-APPLEGATE CAPITAL MANAGEMENT LLC, CADENCE CAPITAL MANAGEMENT LLC, RCM CAPITAL MANAGEMENT LLC, AND JOHN DOES NO. 1 through 100,

Defendants.

Case No. SACV05-0034 JVS (ANx)

NOTICE OF ENTRY OF ORDER EXTENDING TIME TO RESPOND TO COMPLAINT

1 PLEASE TAKE NOTICE that on February 11, 2005, the Court entered the
2 attached Order Extending Time to Respond to Complaint, a true and correct copy of
3 which is attached hereto as Exhibit A.

4 DATED: February 14, 2005 DECHERT LLP

5

6 By: [signature]
7 Gidon M. Caine
Attorney for Defendants
8 BRENT R. HARRIS, R. WESLEY BURNS,
9 E. PHILIP CANNON, VERN O. CURTIS,
10 J. MICHAEL HAGAN, and WILLIAM J.
POPEJOY

11
12
13
14
15
16
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19
20
21
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27
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EXHIBIT A

FEB-10-2005 THU 01:01 PM COPY FAX NO. P. 03

LODGED

Gidon M. Caine, State Bar No. 188110
Dechert LLP
975 Page Mill Road
Palo Alto, California 94304-1013
Telephone: 650.813.4800
Facsimile: 650.813.4848

2005 FEB 10 PM 1:21
U.S. DISTRICT COURT
CENTRAL DIST. OF CALIF.
SANTA ANA
BY

Attorney for Defendants
BRENT R. HARRIS, R. WESLEY BURNS, E. PHILIP CANNON, VERN O. CURTIS, J. MICHAEL HAGAN, and WILLIAM J. POPEJOY

FILED
CLERK, U.S. DISTRICT COURT
FEB 11 2005
CENTRAL DISTRICT OF CALIFORNIA
DEPUTY

UNITED STATES DISTRICT COURT
CENTRAL DISTRICT OF CALIFORNIA
SOUTHERN DIVISION -- SANTA ANA

CHARLES MUTCHKA and PAULINE MUTCHKA, on Behalf of Themselves and All Others Similarly Situated, Plaintiffs, v. BRENT R. HARRIS, R. WESLEY BURNS, DAVID C. FLATTUM, E. PHILIP CANNON, VERN O. CURTIS, J. MICHAEL HAGAN, WILLIAM J. POPEJOY, DONALD P. CARTER, GARY A. CHILDRESS, THEODORE J. COBURN, W. BRYANT STOOKS, GERALD THORNE, PACIFIC INVESTMENT MANAGEMENT COMPANY (PIMCO), PA FUND MANAGEMENT LLC, NFJ INVESTMENT GROUP LP, NICHOLAS-APPLEGATE CAPITAL MANAGEMENT LLC, CADENCE CAPITAL MANAGEMENT LLC, RCM CAPITAL MANAGEMENT LLC, AND JOHN DOES NO. 1 through 100, Defendants.	Case No. SACV05-0034 JVS (ANx) **STIPULATION AND [~~PROPOSED~~] ORDER EXTENDING TIME TO RESPOND TO COMPLAINT** **BY FAX**

1 Pursuant to Central District of California Civil Local Rules 7-1 and 8-3, the
2 Corporate Defendants shall be granted a 30 day extension, to March 9, 2005, to
3 answer or otherwise respond to the Complaint.

4 DATED: February 9, 2005 KIESEL, BOUCHER & LARSON, LLP



By: ______________________
Paul R. Kiesel (SBN 119854)
William L. Larson (SBN 119951)
Patrick DeBlase (SBN 167138)
8648 Wilshire Boulevard
Beverly Hills, California 90211-2910
Telephone: (310) 854-4444
Facsimile: (310) 854-0812

and

Randall K. Pulliam
BARON & BUDD, P.C.
3102 Oak Lawn Avenue, Suite 1100
Dallas, Texas 75219-4281
Telephone: (214) 521-3605
Facsimile: (214) 520-1181

and

J. Allen Carney
Hank Bates
CAULEY BOWMAN CARNEY & WILLIAMS, LLP
11131 Arcade Drive, Suite 200
Little Rock, Arkansas 72212
Telephone: (501) 312-8500
Facsimile: (501) 312-8505

Attorney for Plaintiffs
CHARLES MUTCHKA and PAULINE MUTCHKA, on Behalf of Themselves and All Others Similarly Situated

EXHIBIT A 3

STIPULATION

WHEREAS plaintiffs Charles Mutchka and Pauline Mutchka, on behalf of themselves and all others similarly situated ("Plaintiffs") filed this action on January 10, 2005, and represent that they have served it on the following defendants: Pacific Investment Management Company LLC (sued here as Pacific Investment Management Company (PIMCO)); PA Fund Management LLC, NFJ Investment Group LP; Nicholas-Applegate Capital Management LLC; Cadence Capital Management LLC; and RCM Capital Management LLC (collectively the "Corporate Defendants");

WHEREAS the following defendants have not been served: Brent R. Harris; R. Wesley Burns; David C. Flattum; E. Phillip Cannon; Vern O. Curtis; J. Michael Hagan; William J. Popejoy; Donald P. Carter; Gary A. Childress; Theodore J. Coburn; W. Bryant Stooks; and Gerald M. Thorne (collectively, the "Individual Defendants");

WHEREAS Defendants' counsel desires to perform a thorough investigation into the facts and issues surrounding the Complaint before filing the Defendants' response to the Complaint; and

WHEREAS there have been no previous extensions and the requested extension would have no effect on the current schedule for the case;

NOW THEREFORE, THE PARTIES, BY AND THROUGH THEIR UNDERSIGNED COUNSEL, HEREBY STIPULATE AND AGREE AS FOLLOWS:

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1 DATED: February 9, 2005 ROPES & GRAY LLP
2
3 By: 
4 Robert A. Skinner
5 Petition for Admission *Pro Hac Vice* To be filed
6 One International Place
7 Boston, Massachusetts 02110-2624
Telephone: (617) 951-7560
8 Facsimile: (617) 951-7050
9
Attorneys for Defendants
10 DAVID C. FLATTUM, DONALD P.
11 CARTER, GARY A. CHILDRESS,
THEODORE J. COBURN, W. BRYANT
12 STOOKS, GERALD M. THORNE, PA
13 FUND MANAGEMENT LLC, NFJ
INVESTMENT GROUP LP, NICHOLAS-
14 APPLEGATE CAPITAL MANAGEMENT
15 LLC, CADENCE CAPITAL
MANAGEMENT LLC, and RMC
16 CAPITAL MANAGEMENT LLC
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18 DATED: February ___, 2005
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21 Mohan Vijay Phansalkar (SBN 131417)
840 Newport Center Drive
22 Suite 300
Newport Beach, California 92658-6430
23 Telephone: (949) 720-6180
Facsimile: (949) 720-4590
24
25 Attorney for Defendant
PACIFIC INVESTMENT MANAGEMENT
26 COMPANY LLC, sued as PACIFIC
27 INVESTMENT MANAGEMENT
COMPANY (PIMCO)
28

1 DATED: February ___, 2005 ROPES & GRAY LLP
2
3 By: ______________________
4 Robert A. Skinner
5 Petition for Admission *Pro Hac Vice*
To be filed
6 One International Place
7 Boston, Massachusetts 02110-2624
Telephone: (617) 951-7560
8 Facsimile: (617) 951-7050
9
Attorneys for Defendants
10 DAVID C. FLATTUM, DONALD P.
11 CARTER, GARY A. CHILDRESS,
THEODORE J. COBURN, W. BRYANT
12 STOOKS, GERALD M. THORNE, PA
13 FUND MANAGEMENT LLC, NFJ
INVESTMENT GROUP LP, NICHOLAS-
14 APPLEGATE CAPITAL MANAGEMENT
15 LLC, CADENCE CAPITAL
MANAGEMENT LLC, and RMC
16 CAPITAL MANAGEMENT LLC
17
18 DATED: February 9, 2005
19
20 Mohan V Phansalkar
21 Mohan Vijay Phansalkar (SBN 131417)
840 Newport Center Drive
22 Suite 300
Newport Beach, California 92658-6430
23 Telephone: (949) 720-6180
Facsimile: (949) 720-4590
24
Attorney for Defendant
25 PACIFIC INVESTMENT MANAGEMENT
26 COMPANY LLC, sued as PACIFIC
INVESTMENT MANAGEMENT
27 COMPANY (PIMCO)
28

1 DATED: February 9, 2005

DECHERT LLP

By: [signature]
Gidon M. Caine

975 Page Mill Road
Palo Alto, California 94304-1013
Telephone: (650) 813-4854
Facsimile: (650) 813-4848

Attorneys for Defendants
BRENT R. HARRIS, R. WESLEY BURNS, E. PHILIP CANNON, VERN O. CURTIS, J. MICHAEL HAGAN, and WILLIAM J. POPEJOY

ORDER

IT IS SO ORDERED:

DATED: 2/11, 2005

JAMES V. SELNA

HON. JAMES V. SELNA

Case Name: MUTCHKA V. HARRIS
Case No.: SACV05-0034 JVS (ANx)

PROOF OF SERVICE

The undersigned certifies and declares as follows

I am employed in the County of Santa Clara, State of California. I am over the age of 18 and not a party to the within action. My business address is 975 Page Mill Road, Palo Alto, California 94304.

On February 10, 2005, I served on interested parties in said action the within:

STIPULATION AND [PROPOSED] ORDER EXTENDING TIME TO RESPOND TO COMPLAINT

Attorneys:	Representing:
Paul R. Kiesel (SBN 119854) William L. Larson (SBN 119951) Patrick DeBlase (SBN 167138) 8648 Wilshire Boulevard Beverly Hills, California 90211-2910	Attorney for Plaintiffs CHARLES MUTCHKA and PAULINE MUTCHKA
Randall K. Pulliam BARON & BUDD, P.C. 3102 Oak Lawn Avenue, Suite 1100 Dallas, Texas 75219-4281	Attorney for Plaintiffs CHARLES MUTCHKA and PAULINE MUTCHKA
J. Allen Carney, Esq. Hank Bates, Esq. CAULEY BOWMAN CARNEY & WILLIAMS, LLP 11131 Arcade Drive, Suite 200 Little Rock, Arkansas 72212	Attorney for Plaintiffs CHARLES MUTCHKA and PAULINE MUTCHKA

Attorneys:	Representing:
Robert A. Skinner ROPES & GRAY Petition for Admission *Pro Hac Vice* To be filed One International Place Boston, Massachusetts 02110-2624	Attorneys for Defendants DAVID C. FLATTUM, DONALD P., CARTER, GARY A. CHILDRESS, THEODORE J. COBURN, W. BRYANT STOOKS, GERALD M. THORNE, PA FUND MANAGEMENT LLC, NFJ INVESTMENT GROUP LP, NICHOLAS APPLEGATE CAPITAL MANAGEMENT LLC, CADENCE CAPITAL MANAGEMENT LLC, and RMC CAPITAL MANAGEMENT LLC
Mohan Vijay Phansalkar, Esq. 840 Newport Center Drive, Suite 300 Newport Beach, California 92658-6430	Attorney for Defendant PACIFIC INVESTMENT MANAGEMENT COMPANY LLC, sued as PACIFIC INVESTMENT MANAGEMENT COMPANY (PIMCO)

[X] **By U.S. Mail, According to Normal Business Practices.** On the above date, at my place of business at the above address, I sealed the above document(s) in an envelope addressed to the above, and I placed that sealed envelope for collection and mailing following ordinary business practices, for deposit with the U.S. Postal Service. I am readily familiar with the business practice at my place of business for the collection and processing of correspondence for mailing with the U.S. Postal Service. Correspondence so collected and processed is deposited with the U.S. Postal Service the same day in the ordinary course of business, postage fully prepaid.

I certify and declare under the penalty of perjury that the foregoing is true and correct.

Executed on February 10, 2005, at Palo Alto, California.



KAREN J. WHIDBEE

Dechert LLP
Attorneys at Law
Palo Alto

102278.1.PAL_17 2/10/05 12:38 PM

EXHIBIT A

Gidon M. Caine, State Bar No. 188110
Dechert LLP
975 Page Mill Road
Palo Alto, California 94304-1013
Telephone: 650.813.4800
Facsimile: 650.813.4848


FILED
CLERK, U.S. DISTRICT COURT
FEB 15 2005

Attorney for Defendants
BRENT R. HARRIS, R. WESLEY BURNS, E. PHILIP CANNON, VERN O. CURTIS, J. MICHAEL HAGAN, and WILLIAM J. POPEJOY

UNITED STATES DISTRICT COURT

CENTRAL DISTRICT OF CALIFORNIA

SOUTHERN DIVISION -- SANTA ANA

CHARLES MUTCHKA and PAULINE MUTCHKA, on Behalf of Themselves and All Others Similarly Situated,

Plaintiffs,

v.

BRENT R. HARRIS, R. WESLEY BURNS, DAVID C. FLATTUM, E. PHILIP CANNON, VERN O. CURTIS, J. MICHAEL HAGAN, WILLIAM J. POPEJOY, DONALD P. CARTER, GARY A. CHILDRESS, THEODORE J. COBURN, W. BRYANT STOOKS, GERALD THORNE, PACIFIC INVESTMENT MANAGEMENT COMPANY (PIMCO), PA FUND MANAGEMENT LLC, NFJ INVESTMENT GROUP LP, NICHOLAS-APPLEGATE CAPITAL MANAGEMENT LLC, CADENCE CAPITAL MANAGEMENT LLC, RCM CAPITAL MANAGEMENT LLC, AND JOHN DOES NO. 1 through 100,

Defendants.

Case No. SACV05-0034 JVS (ANx)

PROOF OF SERVICE BY MAIL

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Case Name: MUTCHKA V. HARRIS
Case No.: SACV05-0034 JVS (ANx)

PROOF OF SERVICE

The undersigned certifies and declares as follows

I am employed in the County of Santa Clara, State of California. I am over the age of 18 and not a party to the within action. My business address is 975 Page Mill Road, Palo Alto, California 94304.

On February 14, 2005, I served on interested parties in said action the within:

NOTICE OF ENTRY OF ORDER EXTENDING TIME TO RESPOND TO COMPLAINT

Attorneys:	Representing:
Paul R. Kiesel (SBN 119854) William L. Larson (SBN 119951) Patrick DeBlase (SBN 167138) 8648 Wilshire Boulevard Beverly Hills, California 90211-2910	Attorney for Plaintiffs CHARLES MUTCHKA and PAULINE MUTCHKA
Randall K. Pulliam BARON & BUDD, P.C. 3102 Oak Lawn Avenue, Suite 1100 Dallas, Texas 75219-4281	Attorney for Plaintiffs CHARLES MUTCHKA and PAULINE MUTCHKA
J. Allen Carney, Esq. Hank Bates, Esq. CAULEY BOWMAN CARNEY & WILLIAMS, LLP 11131 Arcade Drive, Suite 200 Little Rock, Arkansas 72212	Attorney for Plaintiffs CHARLES MUTCHKA and PAULINE MUTCHKA

Attorneys:	Representing:
Robert A. Skinner ROPES & GRAY Petition for Admission *Pro Hac Vice* To be filed One International Place Boston, Massachusetts 02110-2624	Attorneys for Defendants DAVID C. FLATTUM, DONALD P., CARTER, GARY A. CHILDRESS, THEODORE J. COBURN, W. BRYANT STOOKS, GERALD M. THORNE, PA FUND MANAGEMENT LLC, NFJ INVESTMENT GROUP LP, NICHOLAS APPLEGATE CAPITAL MANAGEMENT LLC, CADENCE CAPITAL MANAGEMENT LLC, and RMC CAPITAL MANAGEMENT LLC
Mohan Vijay Phansalkar, Esq. 840 Newport Center Drive, Suite 300 Newport Beach, California 92658-6430	Attorney for Defendant PACIFIC INVESTMENT MANAGEMENT COMPANY LLC, sued as PACIFIC INVESTMENT MANAGEMENT COMPANY (PIMCO)

[X] **By U.S. Mail, According to Normal Business Practices.** On the above date, at my place of business at the above address, I sealed the above document(s) in an envelope addressed to the above, and I placed that sealed envelope for collection and mailing following ordinary business practices, for deposit with the U.S. Postal Service. I am readily familiar with the business practice at my place of business for the collection and processing of correspondence for mailing with the U.S. Postal Service. Correspondence so collected and processed is deposited with the U.S. Postal Service the same day in the ordinary course of business, postage fully prepaid.

I certify and declare under the penalty of perjury that the foregoing is true and correct.

Executed on February 14, 2005, at Palo Alto, California.



KAREN J. WHIDBEE

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Gidon M. Caine, State Bar No. 188110
Dechert LLP
975 Page Mill Road
Palo Alto, California 94304-1013
Telephone: 650.813.4800
Facsimile: 650.813.4848

Attorneys for Defendants
BRENT R. HARRIS, R. WESLEY BURNS, E. PHILIP CANNON, VERN O. CURTIS, J. MICHAEL HAGAN, and WILLIAM J. POPEJOY

UNITED STATES DISTRICT COURT

CENTRAL DISTRICT OF CALIFORNIA

SOUTHERN DIVISION -- SANTA ANA

CHARLES MUTCHKA and PAULINE MUTCHKA, on Behalf of Themselves and All Other Similarly Situated,

Plaintiffs,

v.

BRENT R. HARRIS, R. WESLEY BURNS, DAVID C. FLATTUM, E. PHILIP CANNON, VERN O. CURTIS, J. MICHAEL HAGAN, WILLIAM J. POPEJOY, DONALD P. CARTER, GARY A. CHILDRESS, THEODORE J. COBURN, W. BRYANT STOOKS, GERALD M. THORNE, PACIFIC INVESTMENT MANAGEMENT COMPANY (PIMCO), PA FUND MANAGEMENT LLC, NFJ INVESTMENT GROUP LP, NICHOLAS-APPLEGATE CAPITAL MANAGEMENT LLC, CADENCE CAPITAL MANAGEMENT LLC, RCM CAPITAL MANAGEMENT LLC, AND JOHN DOES NO. 1 through 100,

Defendants.

Case No. SACV05-0034 JVS (ANx)

CERTIFICATE AND NOTICE AS TO INTERESTED PARTIES PURSUANT TO L.R. 7.1-1

Date: None
Time: None
Department: 10C
Judge: James V. Selna

TO THE CLERK OF THE UNITED STATES DISTRICT COURT FOR THE CENTRAL DISTRICT OF CALIFORNIA:

The undersigned, counsel of record for defendants, Brent R. Harris, R. Wesley Burns, E. Philip Cannon, Vern O. Curtis, J. Michael Hagan, and William J. Popejoy, certifies that the following listed parties have a direct pecuniary interest in the outcome of this case. These representations are made to enable this Court of evaluate possible disqualifications or recusal.

Brent R. Harris	Defendant
R. Wesley Burns	Defendant
David C. Flattum	Defendant
E. Philip Cannon	Defendant
Vern O. Curtis	Defendant
J. Michael Hagan	Defendant
William J. Popejoy	Defendant
Donald P. Carter	Defendant
Gary A. Childress	Defendant
Theodore J. Coburn	Defendant
W. Bryant Stooks	Defendant
Gerald M. Thorne	Defendant
Pacific Investment Management Company LLC ("PIMCO")	Defendant
PA Fund Management LLC	Defendant
NFJ Investment Group LP	Defendant
Nicholas-Applegate Capital Management LLC	Defendant
Cadence Capital Management LLC	Defendant
RCM Capital Management LLC	Defendant

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PIMCO California Intermediate Municipal Bond Fund	A series of securities issued as part of the PIMCO Funds: Pacific Investment Management Series, advised by PIMCO
PIMCO California Municipal Bond Fund	A series of securities issued as part of the PIMCO Funds: Pacific Investment Management Series, advised by PIMCO
PIMCO Convertible Fund f/k/a PIMCO Convertible Bond Fund	A series of securities issued as part of the PIMCO Funds: Pacific Investment Management Series, advised by PIMCO
PIMCO Municipal Bond Fund	A series of securities issued as part of the PIMCO Funds: Pacific Investment Management Series, advised by PIMCO
PIMCO Diversified Income Fund	A series of securities issued as part of the PIMCO Funds: Pacific Investment Management Series, advised by PIMCO
PIMCO Emerging Markets Bond Fund	A series of securities issued as part of the PIMCO Funds: Pacific Investment Management Series, advised by PIMCO
PIMCO European Convertible Fund	A series of securities issued as part of the PIMCO Funds: Pacific Investment Management Series, advised by PIMCO
PIMCO Floating Income Fund	A series of securities issued as part of the PIMCO Funds: Pacific Investment Management Series, advised by PIMCO
PIMCO Foreign Bond Fund (Unhedged)	A series of securities issued as part of the PIMCO Funds: Pacific Investment Management Series, advised by PIMCO

///

PIMCO Foreign Bond Fund (U.S. Dollar-Hedged) f/k/a PIMCO Foreign Bond Fund	A series of securities issued as part of the PIMCO Funds: Pacific Investment Management Series, advised by PIMCO
PIMCO Global Bond Fund (Unhedged) f/k/a PIMCO Global Bond Fund	A series of securities issued as part of the PIMCO Funds: Pacific Investment Management Series, advised by PIMCO
PIMCO Global Bond Fund (U.S. Dollar-Hedged) f/k/a PIMCO Global Bond Fund II	A series of securities issued as part of the PIMCO Funds: Pacific Investment Management Series, advised by PIMCO
PIMCO GNMA Fund f/k/a PIMCO Low Duration Mortgage Fund	A series of securities issued as part of the PIMCO Funds: Pacific Investment Management Series, advised by PIMCO
PIMCO High Yield Fund	A series of securities issued as part of the PIMCO Funds: Pacific Investment Management Series, advised by PIMCO
PIMCO Investment Grade Corporate Bond Fund	A series of securities issued as part of the PIMCO Funds: Pacific Investment Management Series, advised by PIMCO
PIMCO Long-Term U.S. Government Fund	A series of securities issued as part of the PIMCO Funds: Pacific Investment Management Series, advised by PIMCO
PIMCO Low Duration Fund	A series of securities issued as part of the PIMCO Funds: Pacific Investment Management Series, advised by PIMCO
PIMCO Low Duration Fund II	A series of securities issued as part of the PIMCO Funds: Pacific Investment Management Series, advised by PIMCO

///

PIMCO Low Duration Fund III	A series of securities issued as part of the PIMCO Funds: Pacific Investment Management Series, advised by PIMCO
PIMCO Moderate Duration Fund	A series of securities issued as part of the PIMCO Funds: Pacific Investment Management Series, advised by PIMCO
PIMCO Money Market Fund	A series of securities issued as part of the PIMCO Funds: Pacific Investment Management Series, advised by PIMCO
PIMCO New York Municipal Bond Fund f/k/a PIMCO New York Intermediate Municipal Bond Fund	A series of securities issued as part of the PIMCO Funds: Pacific Investment Management Series, advised by PIMCO
PIMCO Real Return Fund f/k/a PIMCO Real Return Bond Fund	A series of securities issued as part of the PIMCO Funds: Pacific Investment Management Series, advised by PIMCO
PIMCO Real Return Fund II	A series of securities issued as part of the PIMCO Funds: Pacific Investment Management Series, advised by PIMCO
PIMCO Short Duration Municipal Income Fund	A series of securities issued as part of the PIMCO Funds: Pacific Investment Management Series, advised by PIMCO
PIMCO Short-Term Fund	A series of securities issued as part of the PIMCO Funds: Pacific Investment Management Series, advised by PIMCO
PIMCO StocksPLUS Fund	A series of securities issued as part of the PIMCO Funds: Pacific Investment Management Series, advised by PIMCO

///

PIMCO Total Return Mortgage Fund	A series of securities issued as part of the PIMCO Funds: Pacific Investment Management Series, advised by PIMCO
PIMCO Total Return Fund	A series of securities issued as part of the PIMCO Funds: Pacific Investment Management Series, advised by PIMCO
PIMCO Total Return Fund II	A series of securities issued as part of the PIMCO Funds: Pacific Investment Management Series, advised by PIMCO
PIMCO Total Return Fund III	A series of securities issued as part of the PIMCO Funds: Pacific Investment Management Series, advised by PIMCO
PIMCO Commodity RealReturn Strategy Fund	A series of securities issued as part of the PIMCO Funds: Pacific Investment Management Series, advised by PIMCO
PIMCO Real Return Asset Fund	A series of securities issued as part of the PIMCO Funds: Pacific Investment Management Series, advised by PIMCO
PIMCO All Asset Fund	A series of securities issued as part of the PIMCO Funds: Pacific Investment Management Series, advised by PIMCO
PIMCO All Asset All Authority Fund	A series of securities issued as part of the PIMCO Funds: Pacific Investment Management Series, advised by PIMCO
PIMCO StocksPLUS Total Return Fund	A series of securities issued as part of the PIMCO Funds: Pacific Investment Management Series, advised by PIMCO

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PIMCO StocksPLUS Total Return Short Strategy Fund	A series of securities issued as part of the PIMCO Funds: Pacific Investment Management Series, advised by PIMCO
PIMCO European StocksPLUS TR Strategy Fund	A series of securities issued as part of the PIMCO Funds: Pacific Investment Management Series, advised by PIMCO
PIMCO Far East (Ex-Japan) StocksPLUS TR Strategy Fund	A series of securities issued as part of the PIMCO Funds: Pacific Investment Management Series, advised by PIMCO
PIMCO International StocksPLUS TR Strategy Fund	A series of securities issued as part of the PIMCO Funds: Pacific Investment Management Series, advised by PIMCO
PIMCO Japanese StocksPLUS TR Strategy Fund	A series of securities issued as part of the PIMCO Funds: Pacific Investment Management Series, advised by PIMCO
PIMCO RealEstateRealReturn Strategy Fund	A series of securities issued as part of the PIMCO Funds: Pacific Investment Management Series, advised by PIMCO
PIMCO Strategic Balanced Fund	A series of securities issued as part of the PIMCO Funds: Pacific Investment Management Series, advised by PIMCO, now liquidated or closed
PIMCO European Convertible Fund	A series of securities issued as part of the PIMCO Funds: Pacific Investment Management Series, advised by PIMCO, now liquidated or closed

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PIMCO Convertible Fund (Classes A-D)	A series of securities issued as part of the PIMCO Funds: Pacific Investment Management Series, advised by PIMCO, now liquidated or closed
PIMCO Growth Stock Fund	A series of securities issued as part of the PIMCO Funds: Pacific Investment Management Series, advised by PIMCO, now liquidated or closed
PIMCO Versa Style Fund	A series of securities issued as part of the PIMCO Funds: Pacific Investment Management Series, advised by PIMCO, now liquidated or closed
PIMCO Emerging Markets II	A series of securities issued as part of the PIMCO Funds: Pacific Investment Management Series, advised by PIMCO, now liquidated or closed
PIMCO International Fund	A series of securities issued as part of the PIMCO Funds: Pacific Investment Management Series, advised by PIMCO, now liquidated or closed
PIMCO Money Market Portfolio	A series of securities issued as part of the PIMCO Variable Insurance Trust, advised by PIMCO
PIMCO Short-Term Portfolio f/k/a PIMCO Short-Term Bond Portfolio	A series of securities issued as part of the PIMCO Variable Insurance Trust, advised by PIMCO

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PIMCO Low Duration Portfolio f/k/a PIMCO Low Duration Bond Portfolio	A series of securities issued as part of the PIMCO Variable Insurance Trust, advised by PIMCO
PIMCO Total Return Portfolio f/k/a PIMCO Total Return Bond Portfolio	A series of securities issued as part of the PIMCO Variable Insurance Trust, advised by PIMCO
PIMCO Total Return Portfolio II f/k/a PIMCO Total Return Bond Portfolio II	A series of securities issued as part of the PIMCO Variable Insurance Trust, advised by PIMCO
PIMCO High Yield Portfolio f/k/a PIMCO High Yield Bond Portfolio	A series of securities issued as part of the PIMCO Variable Insurance Trust, advised by PIMCO
PIMCO Long-Term U.S. Government Portfolio f/k/a PIMCO Long-Term U.S. Government Bond Portfolio	A series of securities issued as part of the PIMCO Variable Insurance Trust, advised by PIMCO
PIMCO Real Return Portfolio f/k/a PIMCO Real Return Bond Portfolio	A series of securities issued as part of the PIMCO Variable Insurance Trust, advised by PIMCO
PIMCO CommodityRealReturn Strategy Portfolio	A series of securities issued as part of the PIMCO Variable Insurance Trust, advised by PIMCO
PIMCO Global Bond Portfolio (Unhedged) f/k/a PIMCO Global Bond Portfolio	A series of securities issued as part of the PIMCO Variable Insurance Trust, advised by PIMCO
PIMCO Foreign Bond Portfolio (U.S. Dollar Hedged) f/k/a PIMCO Foreign Bond Portfolio	A series of securities issued as part of the PIMCO Variable Insurance Trust, advised by PIMCO

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PIMCO Emerging Markets Bond Portfolio	A series of securities issued as part of the PIMCO Variable Insurance Trust, advised by PIMCO
PIMCO All Asset Portfolio	A series of securities issued as part of the PIMCO Variable Insurance Trust, advised by PIMCO
PIMCO StocksPLUS Growth and Income Portfolio	A series of securities issued as part of the PIMCO Variable Insurance Trust, advised by PIMCO
PIMCO StocksPLUS Total Return Portfolio	A series of securities issued as part of the PIMCO Variable Insurance Trust, advised by PIMCO
PIMCO Capital Appreciation Portfolio	A series of securities issued as part of the PIMCO Variable Insurance Trust, advised by PIMCO, now liquidated or closed
PIMCO Mid-Cap Growth Portfolio	A series of securities issued as part of the PIMCO Variable Insurance Trust, advised by PIMCO, now liquidated or closed
PIMCO Small Cap Value Portfolio	A series of securities issued as part of the PIMCO Variable Insurance Trust, advised by PIMCO, now liquidated or closed

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PIMCO Strategic Balanced Portfolio	A series of securities issued as part of the PIMCO Variable Insurance Trust, advised by PIMCO, now liquidated or closed
PIMCO Commercial Mortgage Securities Trust, Inc.	A trust advised by PIMCO
PIMCO Strategic Global Government Fund, Inc.	A trust advised by PIMCO
Allianz Global Investors of America L.P.	A majority owner of PIMCO
Allianz-Paclife Partners LLC	The general partner of Allianz Global Investors of America L.P.
ADAM U.S. Holding LLC	The managing member of Allianz-Paclife Partners LLC
Allianz Global Investors of America LLC	The sole member of ADAM U.S. Holding LLC
Allianz of America, Inc.	A member of Allianz Global Investors of America LLC
Allianz Global Investors of America Holding Inc.	A member of Allianz Global Investors of America LLC
Allianz Global Investors Aktiengesellschaft	100% owner of Allianz Global Investors of America Holding Inc.
Allianz Aktiengesellschaft	100% owner of Allianz Global Investors Aktiengesellschaft and Allianz of America, Inc., and indirect owner of a controlling interest in Allianz Global Investors of America L.P.

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Pacific Life Insurance Company	100% owner of Pacific Asset Management LLC, with an indirect minority interest in Allianz Global Investors of America L.P., and member of Allianz-Paclife Partners LLC
Pacific Mutual Holding Company	100% owner of Pacific Life Insurance Company
PIMCO Partners, LLC	A minority owner of PIMCO, owned by the current managing directors and executive management of PIMCO.

Dated: February 23, 2005

DECHERT LLP



By: Gidon M. Caine
Attorneys for Defendants
BRENT R. HARRIS, R. WESLEY BURNS, E. PHILIP CANNON, VERN O. CURTIS, J. MICHAEL HAGAN, and WILLIAM J. POPEJOY

Gidon M. Caine, State Bar No. 188110
Dechert LLP
975 Page Mill Road
Palo Alto, California 94304-1013
Telephone: 650.813.4800
Facsimile: 650.813.4848

Attorney for Defendants
BRENT R. HARRIS, R. WESLEY BURNS, E. PHILIP CANNON, VERN O. CURTIS, J. MICHAEL HAGAN, and WILLIAM J. POPEJOY

FILED
2005 FEB 24 AM 10:55
CLERK U.S. DISTRICT COURT CENTRAL DIST. OF CALIF. SANTA ANA
BY

UNITED STATES DISTRICT COURT

CENTRAL DISTRICT OF CALIFORNIA

SOUTHERN DIVISION -- SANTA ANA

CHARLES MUTCHKA and PAULINE MUTCHKA, on Behalf of Themselves and All Others Similarly Situated, Plaintiffs, v. BRENT R. HARRIS, R. WESLEY BURNS, DAVID C. FLATTUM, E. PHILIP CANNON, VERN O. CURTIS, J. MICHAEL HAGAN, WILLIAM J. POPEJOY, DONALD P. CARTER, GARY A. CHILDRESS, THEODORE J. COBURN, W. BRYANT STOOKS, GERALD THORNE, PACIFIC INVESTMENT MANAGEMENT COMPANY (PIMCO), PA FUND MANAGEMENT LLC, NFJ INVESTMENT GROUP LP, NICHOLAS-APPLEGATE CAPITAL MANAGEMENT LLC, CADENCE CAPITAL MANAGEMENT LLC, RCM CAPITAL MANAGEMENT LLC, AND JOHN DOES NO. 1 through 100, Defendants.	Case No. SACV05-0034 JVS (ANx) **PROOF OF SERVICE BY MAIL**

1 Case Name: MUTCHKA V. HARRIS
2 Case No.: SACV05-0034 JVS (ANx)

3 **PROOF OF SERVICE**

4 The undersigned certifies and declares as follows

5 I am employed in the County of Santa Clara, State of California. I am over the age of 18 and not a party to the within action. My business address is 975 Page Mill Road, Palo Alto, California 94304.
6

7 On February 23, 2005, I served on interested parties in said action the within:

8 **CERTIFICATE AND NOTICE AS TO INTERESTED PARTIES PURSUANT TO L.R. 7.1.-1**
9

Attorneys:	Representing:
Paul R. Kiesel (SBN 119854) William L. Larson (SBN 119951) Patrick DeBlase (SBN 167138) 8648 Wilshire Boulevard Beverly Hills, California 90211-2910	Attorney for Plaintiffs CHARLES MUTCHKA and PAULINE MUTCHKA
Randall K. Pulliam BARON & BUDD, P.C. 3102 Oak Lawn Avenue, Suite 1100 Dallas, Texas 75219-4281	Attorney for Plaintiffs CHARLES MUTCHKA and PAULINE MUTCHKA
J. Allen Carney, Esq. Hank Bates, Esq. CAULEY BOWMAN CARNEY & WILLIAMS, LLP 11131 Arcade Drive, Suite 200 Little Rock, Arkansas 72212	Attorney for Plaintiffs CHARLES MUTCHKA and PAULINE MUTCHKA

10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28

Attorneys:	Representing:
Robert A. Skinner ROPES & GRAY Petition for Admission *Pro Hac Vice* To be filed One International Place Boston, Massachusetts 02110-2624	Attorneys for Defendants DAVID C. FLATTUM, DONALD P., CARTER, GARY A. CHILDRESS, THEODORE J. COBURN, W. BRYANT STOOKS, GERALD M. THORNE, PA FUND MANAGEMENT LLC, NFJ INVESTMENT GROUP LP, NICHOLAS APPLEGATE CAPITAL MANAGEMENT LLC, CADENCE CAPITAL MANAGEMENT LLC, and RMC CAPITAL MANAGEMENT LLC
Mohan Vijay Phansalkar, Esq. 840 Newport Center Drive, Suite 300 Newport Beach, California 92658-6430	Attorney for Defendant PACIFIC INVESTMENT MANAGEMENT COMPANY LLC, sued as PACIFIC INVESTMENT MANAGEMENT COMPANY (PIMCO)

[X] **By U.S. Mail, According to Normal Business Practices.** On the above date, at my place of business at the above address, I sealed the above document(s) in an envelope addressed to the above, and I placed that sealed envelope for collection and mailing following ordinary business practices, for deposit with the U.S. Postal Service. I am readily familiar with the business practice at my place of business for the collection and processing of correspondence for mailing with the U.S. Postal Service. Correspondence so collected and processed is deposited with the U.S. Postal Service the same day in the ordinary course of business, postage fully prepaid.

I certify and declare under the penalty of perjury that the foregoing is true and correct.

Executed on February 23, 2005, at Palo Alto, California.



KAREN J. WHIDBEE